Filed Pursuant to Rule 424(b)(3)
Registration No. 333-115-095

PROSPECTUS SUPPLEMENT NO. 3
(To the Prospectus dated July 16, 2004)

Elbit Vision Systems Ltd.
DISTRIBUTION OF WARRANTS TO PURCHASE UP TO
4,183,950 ORDINARY SHARES
AND
RESALE OF UP TO 7,224,668 ORDINARY SHARES
BY CERTAIN SELLING SECURITYHOLDERS

This prospectus supplement supplements the prospectus dated July 16, 2004, of Elbit Vision Systems Ltd (the “Company”). relating to:

—	The distribution of non-transferrable warrants to purchase an aggregate of 4,183,950 Ordinary Shares of the Company to those persons that as of 5:00 p.m., New York City time (midnight, Israel time) on May 14, 2004 (the Record Date), were shareholders of our company, except for certain excluded shareholders.

—	The resale from time to time by selling securityholders of 7,224,668 of the Company’s Ordinary Shares.

        Attached hereto and hereby made part of the prospectus is the Company’s Registration Statement on Form F-3 (the “Registration Statement”) as filed with the U.S. Securities and Exchange Commission on May 31, 2006.

This prospectus supplement is incorporated by reference into and should be read in conjunction with the prospectus dated July 16, 2004. This prospectus supplement is qualified by reference to the prospectus dated July 16, 2004, except to the extent that the information provided by this prospectus supplement supercedes the information contained in the prospectus dated July 16, 2004.

        You should rely on the information provided in the prospectus, this prospectus supplement or any additional supplement. We have not authorized anyone else to provide you with different information. The ordinary shares are not being offered in any state where the offer is not permitted. You should not assume that the information in the prospectus or this prospectus supplement or any additional supplement is accurate as of any date other than the date on the front of those documents.

Investing in the Ordinary Shares involves risks. You should carefully consider the “Risk Factors”, beginning on page 2 of the prospectus dated July 16, 2004, and the “Risk Factors beginning on page 5 of the Company’s Annual Report, in determining whether to purchase the Ordinary Shares of the Company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 31, 2006.

As filed with the Securities and Exchange Commission on _______ Registration No. _________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ELBIT VISION SYSTEMS LTD.
(Exact name of Registrant as specified in its charter)

ELBIT VISION SYSTEMS LTD.
(Translation of Registrant's name into English)

Israel	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

P.O.Box 140,
New Industrial Park, Bldg. #7
Yoqneam, 20692, ISRAEL
972-4-993-6400
(Address and telephone number of Registrant's principal executive offices)

EVS US Inc.
319 Garlington Road, Suite B4
Greenville, SC 29615,
Tel: (864) 288-9777
Facsimile: (864) 288-9799
(Name, address and telephone number of agent for service)

Copies of all Correspondence to:

Adrian M. Daniels
Yigal Arnon & Co.
1 Azrieli Center
Tel Aviv, 67021 Israel
Tel: 972-3-608-7864

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box: ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: ☐

Calculation of Registration Fee

Title of Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Aggregate Price Per Security(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Ordinary Shares, par value NIS 1 per share	18,355,455	$ 0.59	$ 10,829,718	$ 1,158.78

(1)	Pursuant to Rule 416(a) of the Securities Act of 1933, as amended, this registration statement shall be deemed to cover additional securities that may be offered or issued to prevent dilution resulting from splits, dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933 based on the average of the high and low prices of the Registrant’s ordinary shares on May 30, 2006.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION
DATED May 31, 2006

PROSPECTUS

Elbit Vision Systems Ltd.
18,355,455 Ordinary Shares

This prospectus relates to the resale of 18,355,455 shares, from time to time, by the selling securityholders named in this prospectus.

        The selling securityholders may sell all or any portion of these shares in one or more transactions

—	in the over-the-counter market or any exchange or market on which our ordinary shares are then listed, in privately negotiated transactions or otherwise;

—	directly to purchasers or through agents, brokers, dealers or underwriters;

—	at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices; or

—	or any other means described in the section entitled "Plan of Distribution."

        Our ordinary shares currently trade on the OTC Bulletin Board under the symbol “EVSNF.OB.” On May 30, 2006, the last reported sale price of our ordinary shares was $0.59.

        These securities involve a high degree of risk. See “Risk Factors” beginning on page 4.

        This prospectus does not offer to sell or solicit an offer to buy any security other than the ordinary shares offered by this prospectus. In addition, this prospectus does not offer to sell or solicit any offer to buy any securities to or from any person in any jurisdiction where it is unlawful to make this offer to or solicit an offer from a person in that jurisdiction.

        Neither the U.S. Securities and Exchange Commission nor any state securities commission have approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense under the laws of the United States and the laws of the State of Israel.

The date of this Prospectus is_____, 2006.

PROSPECTUS SUMMARY

        You should read the entire prospectus carefully, especially the “Risk Factors” section beginning on page 4. This prospectus contains figures in U.S. Dollars. Unless otherwise stated herein, the representative exchange rate used in this prospectus of the U.S. Dollar ($) and New Israeli Shekel (NIS) was the rate published by the Bank of Israel on March 31, 2006, which was NIS 4.665=$1.

Our Business

Elbit Vision Systems Ltd., or “EVS”, has historically designed, developed, manufactured, marketed and supported automatic inspection and quality monitoring systems for the textile and other fabric industries.

In the third quarter of 2002, our management took the strategic decision to leverage our expertise in designing visual inspection systems and expand our business into new industrial fields. Since then, we have focused on an overall strategy of expanding our product portfolio and penetrating new markets. As part of this strategy, over the past two years we have acquired three new businesses, Yuravision Co. Ltd., or Yuravision, ScanMaster Systems (IRT) Ltd. and IRT ScanMaster Systems Inc., together ScanMaster and Panoptes Ltd., or Panoptes, which operate in the fields of microelectronics, non-destructive ultrasonic inspection application, and fabric inspection respectively.

Having completed both acquisitions of ScanMaster and Yuravision, in September 2004 we began operating as three distinct divisions: (a) the Non–Destructive Automated Inspection Systems Division consisting of ScanMaster’s non-destructive inspection business; (b) the Web Inspection Industry Division, which has been strengthened by the recent acquisition of Panoptes; and (c) the Microelectronics Division consisting of Yuravision’s LCD inspection business. Our legal and commercial name is Elbit Vision Systems Ltd. We were established in Israel on September 2, 1992 and organized pursuant to the Israel Companies Ordinance, 1983, which was replaced by the Israeli Companies Law, 1999, or the Companies Law. We commenced independent commercial operations on January 1, 1994, as a subsidiary of Elbit Ltd., or “Elbit”. Prior to such date, our business operated as a division of Elbit. In July 1996, we consummated an initial public offering of 2,000,000 ordinary shares. At such time the ordinary shares were quoted on the NASDAQ National Market. Effective December 29, 2000, our ordinary shares were delisted from the NASDAQ National Market and traded on the Over-the-Counter Bulletin Board until June 21, 2001, when they were transferred to the NASDAQ SmallCap Market. On November 19, 2003, our ordinary shares were delisted from the NASDAQ SmallCap Market and we are currently traded on the Over-the-Counter Bulletin Board.

Recent Developments

Repayment of Promissory Note

On August 26, 2004, we signed a short-term promissory note with Cornell Capital Partners L.P., or Cornell, whereby Cornell agreed to advance us the sum of $4,000,000. On February 17, 2006, we repaid all outstanding amounts owed to Cornell, and have thus fulfilled all of our obligations toward them under the Promissory Note. Following repayment of the Promissory Note, all ordinary shares and advance notices held in trust to guarantee the loan were returned to us, and the floating charge on our assets was removed. On April 17, 2006, we also withdrew a registration statement on Form F-2 which we filed for the registration of 14, 444,445 of our ordinary shares to guarantee our obligations towards Cornell under the Promissory Note. The registration statement had not become effective prior to its withdrawal.

Loan from Mizrahi Bank

On August 15, 2005 and February 15, 2006, together with ScanMaster we entered into an agreement with Mizrahi Tefahot Bank Ltd., or Mizrahi, pursuant to which both ScanMaster and our Company received a credit line for the aggregate amount of $2,000,000 from Mizrahi. The credit line is secured by a first ranking floating charge on all of our assets and all the assets of ScanMaster. We also granted Mizrahi a warrant to purchase up to 571,429 ordinary shares, at an exercise price of $0.77 per share. The number of our ordinary shares which we may issue pursuant to the warrant may increase upon certain events, as defined in the warrant.

Convertible Loan Agreement with Mivtach Shamir

On February 21, 2006, we consummated an agreement with Mivtach Shamir Holdings Ltd., or Mivtach Shamir. Pursuant to the agreement, Mivtach Shamir provided us with a two year $3 million loan, which may, at the option of Mivtach Shamir, for a period of 24 months following the provision of the loan, be converted into 6,000,000 of our ordinary shares, at a price per share of $0.5 (half the loan is being held in escrow subject to our completion of a certain milestone, or conversion of the loan). The interest on the loan cannot be converted, and will be repaid on a quarterly basis. We will repay the loan in 30 equal monthly installments, with the first installment due on the 27th month following the provision of the loan, in the event that the loan is not converted. We also granted to Mivtach Shamir a two-year warrant to purchase 4,000,000 of our ordinary shares at an exercise price of $0.5 per share, exercisable only if the loan is converted. On February 21, 2006, Mivtach Shamir assigned their right to receive shares from us, under the convertible loan and warrant, to M.S.N.D. Real Estate Holdings Ltd., or M.S.N.D.

M.S.N.D. also completed the purchase of 2,939,192 of our ordinary shares from three of the founders of ScanMaster, in accordance with the provisions of a share purchase agreement.

M.S.N.D. currently holds approximately 11% of our issued and outstanding share capital and assuming the conversion of the loan and the exercise of the warrant, in full, will hold approximately 30% of our issued and outstanding share capital, becoming our largest shareholder.

Acquisition of Panoptes

        On February 21, 2006, together with ScanMaster, we acquired the business, assets, and shares of Panoptes, a company that develops, manufactures and markets machine vision systems for surface inspection, with an accent on technical woven materials, textiles, and glass fabric. Panoptes’s machine vision systems inspects fabrics in all stages of production, from on-loom weaving to finished fabric, and produces images, maps and statistical data for all visual defects. In connection with such acquisition, we issued 800,000 of our ordinary shares to Ma’aragim Enterprises Ltd, or Ma’aragim – Panoptes’s previous shareholder, and, subject to certain instances, are obligated to pay cash royalties equaling 3.5% of sales of EVS optical inspection systems between January 1, 2006 and December 31, 2008.

Corporate Information

Our principal executive offices are located at New Industrial Park, Building 7, Yokneam Israel.

Our telephone number is (972) 4-993-6400, and our fax number is (972) 4-993-6450. Further information on us is also available at www.evs.co.il. The information on our web site is not incorporated by reference in this prospectus.

The Offering

Securities offered by the selling securityholders	— 7,784,026 ordinary shares held by the selling securityholders.

— 4,000,000 ordinary shares issuable to M.S.N.D. upon the exercise of an outstanding warrant.

— 6,000,000 ordinary shares issuable to M.S.N.D. upon the conversion of an outstanding convertible loan.

— 571,429 ordinary shares issuable to Mizrahi upon the exercise of an outstanding warrant.

Ordinary shares outstanding as of May 21, 2006	27,562,217

OTC Bulletin Board Symbol	EVSNF.OB

Use of Proceeds	We will not receive any of the proceeds from the sale of outstanding ordinary shares held by the selling securityholders, but if the convertible loan provided by Mivtach Shamir, is converted into shares, prior to us achieving a certain milestone, the $1.5 million currently held in escrow will be released to us, and such convertible loan will be deemed repaid in full. Additionally, we will receive the exercise price for the issuance to M.S.N.D. of 4 million ordinary shares and/or Mizrahi of 571,429 ordinary shares, should either or both of the warrants be exercised in full. We intend to use the proceeds we receive, for working capital and general corporate purposes.

OUR CAPITAL STRUCTURE AND SHARES ELIGIBLE FOR FUTURE RESALE

        As of May 21, 2006, 27,562,217 of our ordinary shares were outstanding. This number assumes:

—	No exercise of outstanding warrants to purchase an aggregate of 3,775,297 ordinary shares at an exercise price of $0.35 per share and expiration dates during 2008.

—	No exercise of outstanding warrants to purchase an aggregate of 1,602,380 ordinary shares at exercise prices ranging from $0.68 to $1.40 per share and expiration dates during 2006.

—	No exercise of outstanding warrants to purchase an aggregate of 571,429 ordinary shares at an exercise price of $0.77 per share and an expiration date during 2008.

—	No exercise of outstanding options to purchase 600,000 ordinary shares at an exercise price of $1.25 per share and an expiration date during 2014.

—	No exercise of outstanding options to purchase 600,000 ordinary shares at an exercise price of $0.50 per share and an expiration date during 2015.

—	No exercise of outstanding options to purchase 5,012,697 ordinary shares at exercise prices ranging from $0.15 to $1.40 per share and expiration dates between 2006 and 2016.

—	No exercise of the $3,000,000 convertible debt received from Mivtach the conversion rate is $0.5, and the debt can be converted until February 2008.

—	No exercise of outstanding warrants to purchase an aggregate of 4,000,000 ordinary shares at an exercise price of $0.5 per share and an expiration date during 2008. This warrant may only be exercised if the convertible loan received from mivtach is converted.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        The statements incorporated by reference or contained in this prospectus discuss our future expectations, contain projections of our results of operations or financial condition, and include other forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended. Our actual results may differ materially from those expressed in forward-looking statements made or incorporated by reference in this prospectus. Forward-looking statements that express our beliefs, plans, objectives, assumptions or future events or performance may involve estimates, assumptions, risks and uncertainties. Therefore, our actual results and performance may differ materially from those expressed in the forward-looking statements. Forward-looking statements often, although not always, include words or phrases such as the following: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “intends,” “plans,” “projection” and “outlook.”

        You should not unduly rely on forward-looking statements contained or incorporated by reference in this prospectus. Various factors discussed in this prospectus, including, but not limited to, all the risks discussed in “Risk Factors,” and in our other SEC filings may cause actual results or outcomes to differ materially from those expressed in forward-looking statements. You should read and interpret any forward-looking statements together with these documents.

        Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

RISK FACTORS

An investment in the securities of Elbit Vision Systems Ltd., or “EVS”, is speculative and involves a high degree of risk. Therefore, you should not invest in our securities unless you are able to bear a loss of your entire investment. You should carefully consider the following factors as well as the other information contained herein before deciding to invest in our ordinary shares. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below. This prospectus and statements that we may make from time to time herein may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. The information in this prospectus is complete and accurate as of this date, but the information may change after the date of this prospectus.

        The market prices of our ordinary shares have been and may continue to be volatile.

        The market prices of our ordinary shares are subject to fluctuations. The following factors may significantly impact on our ability to achieve expected operating results and growth plan goals and/or affect the market price of our ordinary shares:

Risks related to our business:
1.	history of losses;
2.	dependence on worldwide industries;
3.	necessity of expansion into new markets;
4.	pursuit of business to acquire;
5.	reliance on a limited number of key customers;
6.	reliance on a limited number of key subcontractors and suppliers;
7.	dependence on the worldwide textile industry;
8.	lengthy sales cycle;
9.	competitiveness of automated visual inspection market;
10.	fluctuations in the market;
11.	long payment cycle;
12.	market acceptance of products;
13.	flaws in our manufacturing;
14.	reliance on international sales;
15.	changes in domestic and foreign regulation;
16.	additions or departures of key personnel;
17.	difficulty of integrating and operating recently acquired business;
18.	difficulty of penetrating new markets;
19.	difficulty in protecting intellectual property;
20.	involvement in litigation;

Risks related to our ordinary shares:
21.	need for additional funding;
22.	prohibitively large number of ordinary shares;
23.	dilution of ordinary shares;
24.	downward pressure on share price;
25.	difficulty of accessing sufficient funding when needed;
26.	restricted ability to acquire with ordinary shares;
27.	risks associated with certain loan agreements; fluctuations in share price resulting from limited trading volume;
28.	“penny stock” sale risks;
29.	volatility in the stock market.

General Risks:
30.	new regulations for corporate governance;
31.	conditions in Israel;
32.	differentials in the rate of currency exchange and inflation;
33.	Israeli government grants, programs and tax benefits; and
34.	enforceability of foreign judgments by Israeli courts.

        These risk factors are discussed in further detail below:

Risks Related to our Business

        We have a history of losses and may not be profitable in the future.

        Except for 2005, in which we generated net income of $0.611 million, we have not generated net income on an annual basis since 1997. We incurred net losses of $1.68 million, $0.98 million and $ 5.9 million in 2002, 2003 and 2004, respectively.

        As part of the implementation of our strategic plan of expansion into new markets and diversification of our product portfolio, since January 1, 2004 we have acquired three new businesses: Yuravision, ScanMaster Systems (IRT) Ltd. and IRT ScanMaster Systems Inc., together ScanMaster, and Panoptes.

        We believe that our current assets, together with anticipated cash generated from operations and available credit lines, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least twelve months from April 1, 2006. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may have to sell additional equity or debt securities or seek to obtain additional credit facilities.

        ScanMaster is heavily dependent upon certain worldwide industries.

        A significant portion of ScanMaster’s revenues are generated by its sales of non-destructive inspection systems to the aeronautics industry, providing inspection solutions for aircraft engine forgings, and aerospace structural elements, manufactured from metal and composite materials. As such, we are substantially dependent upon the strength of these worldwide industries, and in particular upon the need by manufacturers to make continuing capital investments in systems and products, such as those marketed and sold by us, for use in their production and manufacturing processes. This need is a reflection, in turn, of the worldwide level of demand for the final products produced by the manufacturers to which we provide our inspection products. Demand for such products is normally a function of the prevailing global or regional economic environment and is negatively affected by several factors in recent years: (i) the general global economic slow-down such as that which began in the late part of 2000; (ii) the events of September 11, 2001; and (iii) the significant increases in the price of oil.

        In addition, we expect to become increasingly dependent on the rail industry as we foresee a major portion of our revenue in the near future being derived from sales of ScanMaster’s non-destructive inspection systems to the rail industry. In this capacity, an economic downturn in this industry may negatively affect the ability of manufacturers to make continuous capital investments in our systems and products, which may materially adversely affect our future operations.

        We intend to continue pursuing businesses to acquire thus expanding our business into new markets.

        In the past, the majority of our revenues were generated from sales to the textile industry, which proved to be insufficient to generate significant net profits. As demonstrated by our penetration into the display and ultrasonic industrial inspection industries, our business strategy includes selective expansion into other automated inspection applications through the acquisition of additional businesses and technologies. Our future success and growth depends upon our successful penetration of these new markets.

        We plan to continue to seek opportunities to further expand our product line, customer base and technical talent through other acquisitions in the automated inspection industry. Acquisitions inherently involve numerous risks, such as the diversion of management’s attention from other operational matters, the inability to realize expected synergies resulting from the acquisition, failure to commercialize purchased technologies, and the impairment of acquired intangible assets resulting from technological obsolescence or lower-than-expected cash flows from the acquired assets. The inability to effectively manage these risks could have a material adverse effect on our operating results.

        More specifically, should we fail to develop products which provide the necessary standards of inspection, then given the capital investments that we have made in order to penetrate these new markets, such failure could adversely affect our longer-term plans for expanding our business and may even cause the cessation of our business.

        We rely on a small number of customers for a significant portion of our revenues.

        Although the composition of our customers changes from year to year, we expect to continue to receive a significant portion of our revenue from a limited number of customers. In each of 2003, 2004 and 2005 one of our customers accounted for 17%, 18% and 12% of our net sales respectively. While no other customer in any area of business accounted for more than 10% of our net sales in any of 2003, 2004 and 2005, we expect that sales of our products to relatively few customers could continue to account for a substantial percentage of our net sales in the foreseeable future. There can be no assurance that we will be able to retain these key customers or that such customers will not cancel purchase orders, reschedule, or decrease their level of purchases. Loss or cancellation of business to these customers could seriously harm our financial results and business.

        We depend on a limited group of subcontractors and suppliers.

        Certain components and subassemblies included in our products are obtained from a single source or a limited group of suppliers and subcontractors. Our reliance on a single or a limited group of suppliers could result in an inability to obtain adequate supplies of certain components, a reduction in control over pricing and the timely delivery of components, as well as potentially having an adverse affect on the results of our operations and our relations with our customers. There can be no assurance that supplies will be available to us on an acceptable basis. Inability to obtain adequate supplies of components or to manufacture such components internally could have an adverse effect on us. Additionally, a significant increase in the price of one or more of these components or subassemblies could negatively affect the results of our operations.

        Some of the electronic components included in our microelectronics products are manufactured exclusively for us by certain suppliers. If any of these exclusive suppliers stop manufacturing these components we will need to find alternative suppliers. Our reliance on these suppliers involves several risks, including a potential inability to obtain adequate supplies of these components, and reduced control over pricing and timely delivery of these components. We believe that we maintain a sufficient inventory of these components to meet our foreseeable needs. However, if one of our single source suppliers ceases to produce any necessary components, we would have to transfer the manufacture of such components to another supplier or suppliers. We estimate that such a transfer would take approximately up to four months and could delay the production and supply of our products. Any such delay could result in a material interruption in production at our facility and could have a material adverse effect on our business, operating results and financial condition.

        The sales cycle for our products is lengthy and there is no guaranty of resulting sales.

        The marketing and sales cycle for our machine vision systems in all of the industries in which our various products are sold, especially in recently penetrated markets and in new applications, is lengthy, and can last as long as three years. Even in existing markets, due to the $10,000 to $1,500,000 price range for our systems and possibly significant ancillary costs required for a customer to install the system, the purchase of a machine vision system can constitute a substantial capital investment for a customer (which may need more than one machine for its particular proposed application), requiring lengthy consideration and evaluation. In particular, the product must provide a potential customer with a high degree of assurance that it will meet the customer’s needs, successfully interface with the customer’s own manufacturing, production or processing system, and have minimal warranty, safety and service problems. Accordingly, the time lag from initiation of marketing efforts to final sales can be lengthy and expensive, and there is no guaranty that the expenditure of significant time and resources will result in sales.

        Competition in the automated inspection industry is intense.

        Several companies working with the textile industry have developed products with similar visual inspection or quality monitoring capabilities, such as BarcoVision and Cognex. In addition, a number of companies have developed products with non-destructive inspection capabilities, such as Krautkramer, Matec SDI, RD Tech, Sonix, Aims and Panametrics. In the microelectronics and LCD flat panel display industries, a number of companies have developed products with comparable automated inspection capabilities, such as Photon Dynamic Inc., Orbotech Ltd. and Macronix Ltd.

        It is possible that systems developed by these or other future competitors will prove more effective than our systems and that potential customers will prefer them. The competition for the development and sale of advanced automated inspection systems and non-destructive inspection systems in other industries and for other applications is also intense. To the extent that providers of automated inspection systems may choose to focus on or develop advanced automated inspection technology for the industries for which we attempt to develop products, we could face significant competition in the future. If we are unable to maintain our competitive advantage in the industries in which we operate or are unable to convince potential customers of the superiority of our products in markets in which we seek to compete, our business may be seriously harmed. There can be no assurance that our potential competitors will not develop products that render our products less competitive. Our potential competitors operating in other industries may be more established, benefit from greater market recognition and have greater financial, production and marketing resources than we have.

        Fluctuations in the market may create periodic rises in expenses or falls in demand that would be difficult to offset.

        Historically, our highest level of net sales has been in the fourth quarter of each year. Nevertheless, we have experienced and may in the future experience significant fluctuations in revenues and operating results from quarter to quarter as a result of a number of factors, many of which are outside our control. These factors include the timing of significant orders and shipments, product mix, delays in shipment, installation and/or acceptance of systems, capital spending patterns of customers, customer manufacturing cycles, trade shows, anticipated new product introductions by us or by others, competition and pricing, new product introductions by us or our competitors, the timing of research and development expenditures, expansion of marketing and support operations, changes in material costs, production or quality problems, currency fluctuations, disruptions in sources of supply, regulatory changes and general economic conditions. Moreover, due to the relatively fixed nature of many of our costs, including personnel and facilities costs, we would not be able to reduce costs in any quarter to compensate for any unexpected shortfall in net sales, and such a shortfall would have a proportionately greater impact on our results of operations for that quarter. For example, a significant portion of our quarterly net sales depends upon sales of a relatively small number of high-priced systems. Thus, changes in the number of systems shipped in any given quarter can produce substantial fluctuations in net sales, gross profits and net income from quarter to quarter. In addition, in the event that our machine vision systems’ average selling price changes, the addition or cancellation of sales may exacerbate quarterly fluctuations in revenues and operating results. These or other factors could have a material adverse effect on our business and operating results.

        The long payment cycle in our industry may have a negative effect on our cash flow.

        As is the case with many suppliers of equipment to the microelectronics, automotive, transportation, metal and textile industries, we often receive a deposit upon receipt of an order, a partial payment upon delivery or installation and final payment pursuant to negotiated payment terms or final payment after a trail and/or acceptance period for systems sold subject to a trial period. The time required for installation and trial varies from customer to customer and may be delayed by a variety of factors, including the customer’s production cycle, integration of systems into the customer’s manufacturing process, required modifications to the customer’s production line and the availability of qualified technicians to monitor system operations. For systems sold without an evaluation period, revenue is recognized immediately upon installation of the system. For systems sold subject to a trial period, revenue is recognized upon customer acceptance. The length of the customer’s trial and acceptance period generally varies from one to twelve months after installation. We believe that we may continue to operate at a negative cash flow for certain periods in the near future due to these factors. If we are unable to consistently generate sustained positive cash flow from operations, we must rely on debt or equity financing.

        We cannot guarantee market acceptance of our products.

        Our success depends on the acceptance of our products by existing and new customers. Market acceptance of our automated visual and ultrasonic inspection and quality monitoring systems will depend, in large part, on the pricing of the products and our ability to demonstrate the cost and quality advantages of our systems over human visual inspection and quality monitoring. There can be no assurance that we will be able to market our products successfully or that any of our current or future products will be accepted in the marketplace.

        We may have flaws in the design or manufacture of our products.

        If flaws in either the design or manufacture of our products were to occur, including those products of the businesses we have recently acquired, we could experience a rate of failure in our products that could result in significant delays in shipment and material repair or replacement costs. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers and contract manufacturers, there can be no assurance that these actions will be sufficient to avoid a product failure rate that results in substantial delays in shipment, significant repair or replacement costs, or potential damage to our reputation, any of which could have a material adverse effect on our operating results.

        Our international sales could be adversely affected by changes in domestic and foreign regulations.

        Our systems have been sold primarily in the United States, Europe and the Far East. We are subject to the risks inherent in international business activities. These risks include unexpected changes in regulatory requirements, compliance with a wide variety of foreign laws and regulations, import restrictions, tariffs and other trade barriers, staffing and managing foreign operations, transportation delays and seasonal reduction of business activities. Additionally, if for any reason exchange or price controls or other restrictions on conversion of foreign currencies were imposed, our business could be adversely affected.

        We may not be successful in keeping pace with the rapid technological changes that characterize our industries.

        The technology incorporated in automated inspection and quality monitoring systems is characterized by rapid changes. Moreover, the emergence of new technologies can rapidly render existing products obsolete and unmarketable. Our ability to continue to anticipate changes in technology and industry standards, and successfully develop and introduce new and enhanced products that can gain market acceptance on a timely basis will be a critical factor in our ability to grow and to remain competitive. In addition, we intend to diversify our business by developing new products based on our own technology. There can be no assurance that we will timely or successfully complete the development of new or enhanced products or successfully manage transitions from one product release to the next, or that our future products will achieve market acceptance.

        We depend on a limited number of key personnel who would be difficult to replace.

        Our success depends in large part on certain of our personnel, including our sales representatives, executive, research and development personnel and our technical staff, the loss of the services of whom would have a material adverse effect on us. There is considerable competition for the services of such personnel. There can be no assurance that we will be able either to retain our current personnel or acquire additional qualified personnel as and when needed.

        We may not successfully integrate the recently acquired business of Panoptes.

        On February 21, 2006, we, together with our subsidiary ScanMaster, consummated the acquisition of the business, assets, and shares of Panoptes, an innovator of machine vision systems for surface inspection, technical fabrics, textiles, glass and other woven materials.

        The process of integrating Panoptes into our business is risky and may create unforeseen operating difficulties and expenses resulting from the diversion of management time from the ongoing development of our business in order to ensure the successful integration of the new business. Failure to integrate the operations of Panoptes into our business may have a material adverse affect on our financial condition and the anticipated benefits of this acquisition may not be realized. In addition, the integration of Panoptes requires implementation of controls, procedures and policies appropriate for a public company.

        We may not successfully penetrate the microelectronics and flat-panel display markets

        In order for us to obtain significant orders for the automated inspection systems manufactured by Yuravision, a company of limited resources, in the microelectronics and flat-panel display industries, it may become necessary for us to cooperate with larger businesses. Such business partnerships, coupled with additional investments, may enable us to broaden our client base by developing comprehensive inspection systems for the microelectronics and flat panel display industries as opposed to supplying our customers with partial solutions. A failure to form such business alliances may have a material adverse effect on our ability to create revenues in this division.

        The microelectronics industry is highly volatile and unpredictable

        As a supplier to the microelectronics industry, we will be subject to the business cycles that characterize this industry, the timing, length and volatility of which, are difficult to predict. The microelectronics industry has historically been cyclical because of sudden changes in demand for microelectronics and capacity requirements, including capacity utilizing the latest technology. These changes affect the timing and amounts of customers’ capital equipment purchases and investments in new technology. Consequently, in the event that we successfully develop our inspection devices for the industry, these cycles could create pressure on our ability to launch new products, to market or adapt existing products in a timely manner, which could affect our net sales, gross margin and net income. Additionally, these cycles could challenge key management, engineering and other employees, who are vital to our success.

        We may not be able to protect our intellectual proprietary rights.

        We rely primarily upon a combination of trademark, copyright, know-how, trade secrets and contractual restrictions to protect our intellectual property rights. In addition, our employees who have access to confidential information are required to sign confidentiality and invention assignment agreements. Certain elements of our technology are licensed from Dr. Ilan Tamches. We have certain exclusive rights to this technology with respect to the textile industry and certain non-exclusive rights with respect to other industries. Neither we, nor, to our knowledge, Dr. Tamches, have any patents or patent applications pending with respect to this technology. We do have a registered patent in France and patent applications pending in Israel with respect to certain technology incorporated in the video cameras used by our systems. We also have 3 patents in Korea for certain technology in the computer vision systems. For our developments in the microelectronics industry, we have a registered patent in the USA and we have patent applications pending in the USA for our haze, wax and beam separation analysis inspection technologies.We believe that such measures provide only limited protection of our proprietary information, and there is no assurance that our confidentiality and non-competition agreements will be enforceable and that our proprietary technology will remain a secret, or that others will not develop similar technology and use this technology to compete with us. Despite our efforts to protect our proprietary rights, former employees and other unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

        We may become involved in litigation.

        From time to time, we may be subject to various claims and lawsuits by competitors, customers, or other parties arising in the ordinary course of business. Such matters can be time-consuming, divert management’s attention and resources, and cause us to incur significant expenses. Furthermore, there can be no assurance that the results of any of these actions will not have a material adverse effect on our operating results. Additionally, significant and protracted litigation may be necessary to protect our intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement, regardless of whether the claims are valid.

Risks Related to Our Ordinary Shares

        We may require additional financing.

        Pursuant to a series of private placement transactions, or Private Placement Investments, in December 2003 and January 2004 with a group of investors, or the Investors, for an aggregate purchase price of $3,927,123, we issued an aggregate of 5,099,911 of our ordinary shares and warrants to purchase 1,844,094 of our ordinary shares at various exercise prices. Though a portion of these warrants have been already exercised, exercise of the remaining warrants issued pursuant to the Private Placement Investments will provide us with proceeds of an additional $1,559,860.

        Furthermore, under a plan of arrangement approved by the Haifa District Court in November 2003, or Plan of Arrangement, our controlling shareholder Altro Warenhandels GmbH, or Altro, agreed to purchase 2,000,000 of our ordinary shares for an aggregate purchase price of $700,000 which was paid in five quarterly installments beginning in 2004, the last of which was made in April 2005. Also pursuant to the Plan of Arrangement, in May 2004 we distributed to our shareholders warrants to purchase 4,183,950 of our ordinary shares with an exercise price of $0.35 per ordinary share, or the Warrant Distribution. Should all the warrants issued pursuant to the Warrant Distribution be exercised, we will receive $1,383,711. As of May 1st, 2006, 408,653 shares have been issued pursuant to such warrants, for a consideration of $143,028.

        In addition, in March 2004, we entered into a Standby Equity Distribution Agreement, or the Standby Equity Distribution Agreement, with Cornell pursuant to which we are entitled to issue Cornell with advance notices requiring it to purchase, six days following each advance notice, a number of our ordinary shares as per our advance notice. We registered a total of 5,555,555 of our ordinary shares for future issuance to Cornell under the Standby Equity Distribution Agreement.

        In addition, on February 21, 2006, we consummated an agreement with Mivtach Shamir. Pursuant to this agreement Mivtach Shamir provided us with a two year $3 million convertible loan (half the loan is being held in escrow subject to our completion of a certain milestone, or conversion of the loan), which may, at the option of Mivtach Shamir, be converted into 6,000,000 of our ordinary shares, at a price per share of $0.5. We will repay the loan in 30 equal monthly installments in the event that Mivtach Shamir decides not to convert the loan, commencing 25 months after receipt of the loan. We also granted to Mivtach Shamir a two-year warrant to purchase 4,000,000 of our ordinary shares at an exercise price of $0.5 per share, exercisable only if Mivtach Shamir converts the loan. Mivtach Shamir assigned all their rights to receive our shares, under the convertible loan and warrant, to M.S.N.D.

        Additionally, on August 15, 2005 and February 15, 2006, we and ScanMaster entered into an agreement with Mizrahi, pursuant to which both us and ScanMaster received a credit line for the aggregate amount of $2,000,000 from Mizrahi. The credit line is secured by a first ranking floating charge on all our assets and all the assets of ScanMaster. We also granted Mizrahi a warrant to purchase up to 571,429 ordinary shares, at an exercise price of $0.77 per share. The number of our ordinary shares which we may issue pursuant to the warrant may increase upon certain events, as defined in the warrant.

        We believe that our current assets, together with anticipated cash generated from operations and available credit lines, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least twelve months from April 1, 2006. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or seek to obtain additional financing. We may not, however, be able to obtain additional financing on terms satisfactory to us, if at all. In addition, given the existing potential for significant dilution in light of the large number of outstanding convertible securities as well as the large number of our ordinary shares we have recently registered or are currently registering, our ability to complete additional debt or equity financing may be very limited.

        The large number of shares available for future sale could adversely affect the price of our ordinary shares

        As of April 1, 2006, 27,562,217 of our shares were outstanding. In addition, 3,775,297 of our shares are issuable upon the exercise of the warrants distributed to our shareholders pursuant to the Warrant Distribution. Additionally, pursuant to the Private Placement Investments, we issued the Investors warrants to purchase an aggregate of 1,844,094 of our ordinary shares, of which warrants to purchase 1,602,380 shares remain outstanding as follows:

—	85,800 shares at an exercise price of $0.68 per share;
—	1,118,825 shares at an exercise price of $0.85 per share;
—	15,102 shares at an exercise price of $0.98 per share; and
—	382,653 shares at an exercise price of $1.40 per share.

        Furthermore, 35,000 of our ordinary shares are issuable to our former chief executive officer upon the exercise of a warrant with an exercise price of $0.35 per share, exercisable until May 14, 2008. In addition, in 2005, we issued David Gal, our current chairman of the board, options to purchase up to 600,000 of our Ordinary Shares at an exercise price of $0.50 per share. One third of the options shall vest on December 31, 2006 and thereafter 2.8% of the total shares subject to the option shall vest on a monthly basis. The vesting of the options will be subject to Mr. Gal serving as the Chairman of our Board of Directors on the relevant vesting date, and he shall be entitled to exercise the options up to 5 years after the options have vested. In addition, 5,012,697 of our ordinary shares are currently issuable to our present and former employees, directors and consultants upon the exercise of options granted pursuant to our 1996, 2000, 2003 and 2006 employee option plans, with varying exercise prices, ranging between $0.15 per share and $3 per ordinary share.

        In addition, pursuant to the Standby Equity Distribution Agreement we registered 5,555,555 of our ordinary shares for future sale to Cornell. The re-sale of a large number of shares by Cornell may create additional downward pressure on the price of our shares. Furthermore, as our share price falls, we may need to issue an additional amount of our ordinary shares to Cornell.

        We estimate this amount of our shares to be sufficient in order to receive the remaining $5,500,000 available to us under the Standby Equity Distribution Agreement, we may issue a lesser or greater number depending on the lowest volume weighted average per share price of our shares over the five day period following each advance notice. In addition, we may issue 6,000,000 ordinary shares to M.S.N.D. if the $3 million convertible loan is converted. Additionally, if such convertible loan is converted, the warrant to purchase 4,000,000 ordinary shares becomes exercisable. In addition, in consideration for the acquisition of ScanMaster we paid ScanMaster’s former shareholders $3 million in cash and agreed to issue them 7,414,213 of our ordinary shares, of which 1,718,749 are currently held in escrow and will be released by March 15, 2007, upon the attainment of certain milestones. 2,939,192 of these shares were sold to M.S.N.D., as part of an agreement between some of ScanMaster’s former shareholders and Mivtach Shamir. In addition, 800,000 ordinary shares have been issued to Ma’aragim, in connection with the acquisition of Panoptes and we granted Mizrahi a warrant to purchase up to 571,429 of our ordinary shares, at an exercise price of $0.77 per share. Assuming the release of all of our ordinary shares from escrow, ScanMaster’s former shareholders will own approximately 14.6% of our share capital. Assuming the conversion of the convertible loan and full exercise of the warrant, M.S.N.D. will hold approximately 27.1% of our share capital.

        Consequently, the following securities are registered for re-sale:

(a)	5,099,911 ordinary shares issued under Private Placement Investments as well as 1,602,380 ordinary shares underlying warrants granted to Private Placement Investors;
(b)	3,775,297 ordinary shares underlying Warrant Distribution;
(c)	1,435,036 ordinary shares issuable to employees under 1996 , 2000 employee option plans; and
(d)	35,000 shares issuable to former CEO upon exercise of a warrant.

        In addition, we are currently registering the following securities for resale:

(a)	4,475,021 ordinary shares for ScanMaster’s former shareholders;
(b)	2,939,192 ordinary shares for M.S.N.D.;
(c)	6,000,000 ordinary shares to be issued upon conversion of convertible loan, and 4,000,000 shares to be issued to M.S.N.D. upon exercise of the warrant;
(d)	571,429 ordinary shares to be issued to Mizrahi upon exercise of the warrant; and
(e)	800,000 ordinary shares for Ma’aragim.

        All of these securities are or will be registered for resale, and are not, or, upon registration, will not be subject to any contractual restrictions on resale. Future resale of any of these shares, or the anticipation of such sales, could cause an increase or an anticipated increase of the number of our shares in the market and therefore could adversely affect the market price of our ordinary shares and materially impair our future ability to raise capital through an offering of equity securities and could result in increased volatility in the price of our shares.

        Our shareholders may be diluted by as a result of the Standby Equity Agreement by more than we currently anticipate.

        As of May 21, 2006, we have issued 1,018,385 ordinary shares to Cornell pursuant to the Standby Equity Distribution Agreement (of which 148,438 ordinary shares were issued in consideration for providing the Standby Equity Distribution Agreement and 869,947 ordinary shares were issued pursuant to advance notices delivered under the Standby Equity Distribution Agreement). We do not know how many additional ordinary shares will be issued to Cornell over the next year pursuant to the Standby Equity Distribution Agreement. We anticipate 4,685,608 shares to represent the maximum number of ordinary shares that we may issue to Cornell in the future pursuant to the Standby Equity Distribution Agreement. At our recent share price of $0.59, we would need to issue to Cornell 3,050,847 of our ordinary shares in order to draw down the remaining $1,800,000 available to us under the Standby Equity Distribution Agreement, which expires July 1, 2006, and which would represent approximately 9% of our outstanding ordinary shares upon issuance (assuming the exercise of all of our currently convertible securities into our ordinary shares). However, our ability to cause Cornell to advance funds under the Standard Equity Distribution Agreement is not subject to any minimum volume weighted average price of our ordinary shares. The lower the price of our ordinary shares on the market at the time of an advance, the more shares will be issued to Cornell and the greater dilution will be caused to the interests of our shareholders.

        Sales of our ordinary shares by Cornell may cause downward pressure on the price of our shares.

        To the extent Cornell sells our ordinary shares, our share price may decrease due to the increasing number of shares in the market. This could allow Cornell to be issued more of our shares following an additional advance issued by us, and any subsequent sale of such greater amounts of our ordinary shares could further depress the share price. Since our ability to cause Cornell to advance funds under the Standard Equity Distribution Agreement is not subject to any minimum price of our ordinary shares, Cornell may be issued shares regardless of the low the price of our shares. Furthermore, since under the Standby Equity Distribution Agreement Cornell will never be entitled to hold more than 9.9% of our outstanding share capital, in the event of a future required purchase which would bring it above this threshold percentage, it will sell, prior to the purchase, as many of our ordinary shares as is required to ensure that its holdings in our company will remain below the threshold percentage at the time of purchase. In any of these events, the significant downward pressure on the price of our ordinary shares as Cornell sells material amounts of our shares could encourage short sales by Cornell or others. This could place further downward pressure on the price of our ordinary shares.

        The Standby Equity Distribution Agreement could have an adverse effect on our ability to make acquisitions with our ordinary shares.

        We cannot predict the actual number of our ordinary shares that will be issued pursuant to the Standby Equity Distribution Agreement, in part, because the purchase price of the shares will fluctuate based on prevailing market conditions and we have not determined the total amount of advances we intend to draw. It may be necessary for our shareholders to approve an increase in our authorized share capital for us to register additional ordinary shares in order to have sufficient authorized shares available to make acquisitions using our ordinary shares. As we issue our ordinary shares pursuant to the Standby Equity Distribution Agreement and promissory note, we may not have sufficient ordinary shares available to successfully attract and consummate future acquisitions.

        Our ordinary shares may be affected by limited trading volume and may fluctuate significantly in price.

        Our ordinary shares are traded on the Over-the-Counter Bulletin Board. Trading in our ordinary shares has been limited and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders’ ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares in April 2006 was 32,000 shares. The high and low bid price of our ordinary shares for the last two years has been $1.4 and $0.37, respectively. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

        Our Ordinary Shares are deemed to be “Penny Stock” which may make it more difficult for investors to sell their shares due to suitability requirements.

        Our ordinary shares are deemed to be “penny stock” as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. Penny stocks are:

—	With a price of less than $5.00 per share;
—	That are not traded on a "recognized" national exchange;
—	Whose prices are not quoted on the NASDAQ automated quotation system; or
—	In issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

        Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. These requirements may reduce the potential market for our ordinary shares by reducing the number of potential investors. This may make it more difficult for our shareholders to sell shares to third parties or to otherwise dispose of them. This could cause our share price to decline.

        Our ordinary shares are currently traded on the OTC Bulletin Board and may be difficult to buy and sell.

        On November 19, 2003, our ordinary shares were delisted from The Nasdaq SmallCap Market and are now traded on the OTC Bulletin Board as a result of our failure to comply the $2.5 million minimum shareholder equity requirement. Consequently, selling and buying our securities has become more difficult because of delays in the timing of transactions and in obtaining accurate quotations. Furthermore, broker-dealers are subject to an SEC rule that imposes additional sales practice requirements on broker-dealers who sell low-priced securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written agreement to the transaction prior to sale. These factors may affect the ability of broker-dealers to sell our ordinary shares and of shareholders to sell our ordinary shares in the secondary market and in turn could result in lower prices and larger spreads in the bid and ask prices for our ordinary shares than might otherwise be obtained.

        Our results are affected by volatility in the securities markets.

        Due to the downturn in the world economy over recent years, the securities’ markets in general have recently experienced increased volatility, which has particularly affected the market prices of equity securities of many hi-tech companies, including companies that have a significant presence in Israel. Although the volatility of these companies’ securities has often been unrelated to their operating performance, they, and particularly those in the fields of communications, software and internet, may experience difficulties in raising additional financing required to effectively operate and grow their businesses. Such failure and the volatility of the securities market in general, and in relation to our shares in particular, may affect our ability to raise additional financing in the future.

General Risks

        Corporate governance scandals and new legislation could increase the cost of our operations.

        As a result of recent corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general have increased. New legislation, such as the Sarbanes-Oxley Act of 2002, have had the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

        Conditions in Israel may affect our operations.

        We are incorporated under the laws of, and our corporate offices, research and development operations and production facilities are located in, Israel. Although almost all of our current sales are made to customers outside Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel and the Middle East. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial condition and results of our operations.

        From October 2000 until recently, there was an increase in violence between Israel and the Palestinians, primarily but not exclusively in the West Bank and Gaza Strip. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council may create additional unrest and uncertainty. There can be no assurance that the recent relative calm will continue. Ongoing and revived hostilities with the Palestinians or Arab countries might require more widespread military reserve service by some of our employees, which could have an adverse effect on our business. In addition, several Arab and Muslim countries still restrict business with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, many of our facilities are located in Israel. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

        Furthermore, all non-exempt male adult permanent residents of Israel under the age of 42 are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. There have been significant call-ups of military reservists in the past, and it is possible that there will be additional call-ups in the future. While we have operated effectively despite these conditions in the past, we cannot assess what impact such conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the extended absence of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

        The Israeli rate of inflation may negatively impact our costs if it exceeds the rate of devaluation of the New Israeli Shekel against the U.S. Dollar.

        Most of our sales are made in U.S. Dollars. We occasionally agree to make sales in other currencies, usually the Japanese Yen and the Euro. This exposes us to market risk from changes in foreign exchange rates vis-à-vis the U.S. Dollar. We generally utilize foreign currency exchange contracts to mitigate these risks. Under these contracts, increases or decreases in our foreign currency transactions are partially offset by gains and loses on the forward contracts, so as to mitigate the possibility of foreign currency transaction gains and losses. However, our Dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluation lags behind inflation in Israel. There can be no assurance that we will not incur losses from such fluctuations.

        We benefit from certain government programs and tax benefits, which may change or be withdrawn.

        We benefit from certain Israeli government grants, programs and tax benefits. To be eligible for these grants, programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets. If we fail to meet such conditions in the future, we could be required to refund payments under these programs or pay certain taxes. There can be no assurance that such programs and tax benefits will be continued in the future, at their current levels or otherwise. The termination or reduction of certain programs and tax benefits could have a material adverse affect on our business, results of operations and financial conditions.

        Israeli courts might not enforce judgments rendered outside of Israel.

        We are incorporated in Israel. Most of our executive officers and directors are non-residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against any such persons or us. It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

        If a foreign judgment is enforced by an Israeli court, it generally will be payable in New Israeli Shekels, which can then be converted into foreign currency at the rate of exchange of such foreign currency on the date of payment. Pending collection, the amount of the judgment of an Israeli court stated in New Israeli Shekels (without any linkage to a foreign currency) ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate prevailing at such time. Judgment creditors bear the risk of unfavorable exchange rates.

SELECTED CONSOLIDATED FINANCIAL DATA

        We derived the following selected consolidated financial data presented below for each of the years ended December 31, 2005, 2004 and 2003 from our consolidated financial statements and related notes included in our current report on Form 6-K for the month of May, filed on May 31, 2006, incorporated by reference herein (the “Current Report”) and our annual report on Form 20-F for the year ended December 31, 2004, incorporated by reference herein (the “Annual Report”).

        Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in United States (“US GAAP”).

        The financial data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto and the other financial information appearing in the Current Report and Annual Report.

	2005	2004	2003	2002	2001
Statement of Income Data	US Dollars in Thousands (except share and per share data).

Revenues from Sale of Systems	16,640	8,751	4,043	4,773	7,073
Revenues from Sale of Services	4,151	2,209	2,285	2,455	2,300
Total Revenues	20,791	10,960	6,328	7,228	9,373
Cost of Revenues, Systems	10,012	7,027	2,294	2,723	5,450
Cost of Revenues, Services	2,211	1,515	1,454	1,937	1,480
Total Cost of Revenues	12,223	8,542	3,748	4,660	6,930
Gross Profit (loss)	8,568	2,418	2,580	2,568	2,443
Research and Development Costs, Net	2,193	2,456	1,431	1,340	1,405
Selling, General and
Administrative Expenses	5,330	5,680	2,235	2,949	2,454
Operating Profit (Loss)	1,045	(5,718)	(1,086)	(1,721)	(1,416)
Financial Expenses	(471)	(297)	60	34	89
Other Income	41	116	47	9	20
Taxes on Income	4	6	3	6	6
Net Income (loss)	611	(5,905)	(982)	(1,684)	(1,313)
Profit (loss) Per Share - Basic	0.023	(0.32)	(0.1)	(0.17)	(0.13)
Profit (loss) Per Share - Diluted	0.021	(0.32)	(0.1)	(0.17)	(0.13)
Weighted Average Number of
Shares used in Computation of
Profit (loss)
Per Share- Basic (in thousands)	26,500	10,175	10,167	10,167	9,817
Weighted Average Number of
Shares used in Computation of
Profit (loss) Per Share-
Diluted (in thousands)	28,421	10,175	10,167	10,167	9,817

Balance Sheet Data:
Total Assets	22,064	19,453	8,241	6,828	9,339

Working Capital (deficit)	(1,904)	(4,819)	2,507	951	2,513
Convertible Debentures	1,449	3,328	-
Shareholders' Total Equity	4,099	2,146	2,376	1,426	3,110

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors.

Most of our revenues are generated in U.S. dollars, and a significant portion of our expenses are incurred in U.S. Dollars, or are linked to the U.S. Dollar. Consequently, we use the U.S. Dollar as our functional currency. Transactions and balances originally denominated in U.S. Dollars are presented in the financial statements in their original amounts, and non-Dollar transactions and balances have been translated into U.S. Dollars using the exchange rates in effect on the date of a transaction or balance. Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

The financial statements of our subsidiaries the functional currency of which is the U.S. Dollar, but which are presented in a currency other than U.S. Dollars, have been translated into U.S. Dollars. Monetary balance sheet items have been translated using the exchange rates in effect on the balance sheet date and all non-monetary balance sheet items have been translated using the historical exchange rates in effect on the date of the transaction. Statement of income items have been translated using the average exchange rate for the period presented.

The amounts (in terms of Korean Won) included in the financial statements of Yuravision, drawn up in Korean Won, are dealt with, for the purpose of consolidation as follows:

The operating results and cash flows of Yuravision are translated into U.S. dollars at the exchange rates existing on the dates of the transactions (or at the average exchange rates for the period, where these approximate the actual exchange rates). Balance sheet items, including the balances of fair value adjustments made, and goodwill recognized, on the acquisition of Yuravision, are translated at the exchange rate at the end of the year. Exchange differences arising from the translation of the net investment in Yuravision are carried as a separate item within shareholders’ equity (“differences from translation of foreign currency financial statements of a subsidiary”). Upon disposal of the investment in the Yuravision, these exchange differences will be carried to the income statement, as part of the gain or loss recognized on the disposal.

Critical Accounting Policies

The preparation of our financial statements in conformity with the U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. These are our management’s best estimates based on experience and historical data. Actual results could differ from those estimates.

Specific accounting policies we utilize require higher degrees of judgment than others in their application. These include revenue recognition on long-term contract work. Our policy and related procedures for revenue recognition on long-term contract work are summarized below.

a. Revenue recognition

Revenues from sales of products and supplies are recognized when an arrangement exists, delivery has occurred and title has passed to the customer. The price charged by us or our subsidiaries to the customer is fixed or determinable and collectibility is reasonably assured.

With respect to systems sold with installation requirements, the installation is not considered to be a separate earnings process; thus, revenue is recognized when all of the above criteria are met and installation is completed.

b. Acceptance clause, customers’ support service and warranty

We and our subsidiaries distinguish between revenue recognition in respect of revenue derived from automatic vision inspection products (sold by us) and ultrasonic inspection products (sold by ScanMaster).

The terms of the agreements between us and our customers are substantially different from the terms of the agreements between ScanMaster and its customers. Therefore, the revenue recognition accounting policy applied by each of the companies is different in this case. Set forth bellow are the main accounting policies applied by each of our companies:

The Company

In a case that our agreement with a customer includes an “acceptance” clause, revenue recognition will take place after we receive the “acceptance certificate” from the customer. In some cases, we grant our customers a trial period, usually several months, in order to evaluate the prototype system’s performance. In a case where the systems performance meets the customer’s requirements, it purchases the system at the end of the trial period. We do not recognize sales revenue from products shipped to customers for trial until such products are actually purchased. Until purchased, these products are recorded as consignment inventory at the lower of cost or market.

In some cases, we grant our customers support services, including warranty in respect of products sold; these services are usually provided for a period of six to twelve months. In those cases, upon revenue recognition, we defer a portion of the sale price and recognize it as service revenue ratably over the abovementioned period.

ScanMaster

ScanMaster’s agreements with its customers usually include acceptance testing procedures clause (“ATP”). Each product of ScanMaster has standard performance specifications that are examined in the ATP; usually, the performance specifications are not customized for the specific needs of the customer. Also, unlike in our case, ScanMaster does not grant its customers a trial period in the normal course of business.

The agreements with the clients do not include the right of the clients to a refund in the event that the ATP is not to their satisfaction. However, the collection of the final payment from the customer (usually 10% out of the total consideration) is dependent upon receiving the signed ATP.

ScanMaster recognizes revenues from the sale of systems that require significant customization, integration and installation based on the American Institute for of Certified Public Accountant’s Statement of Position 81-1 “Accounting for Performance of Construction – Type and Certain Production – Type Contracts”. Such accounting rule calculates revenues, as the project progresses, according to the percentage of the contract for the purchase of such system that has been completed, taking into account the proportion of the actual labor costs incurred to the total labor costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made when such losses are first determined, in the amount of the estimated loss of the entire contract.

Contracts that also provide for professional services are evaluated to determine whether such services are essential to the contract. When the services are considered essential, revenue is recognized using the aforementioned accounting rule. When the services are not considered essential, the revenue allocated to the professional services is recognized as the services are performed.

ScanMaster provides for warranty costs at the same time as the revenue is recognized. The annual provision is calculated at rates of 1%-3% of the sales, based on past experience.

c. Right of return

Neither we, nor our subsidiaries, provide, in the normal course of business, a right of return to our customers. If uncertainties exist, such as the granting of a right of cancellation to the customer, revenue is recognized when the uncertainties are resolved.

d. Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables”

“EITF” 00-21 addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. It is effective prospectively for all arrangements entered into in fiscal periods beginning after June 15, 2003. EITF Issue 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. Our adoption of EITF Issue 00-21 in the year ended December 31, 2003 has had no significant impact on its financial position or results of operations to date.

e. “EITF” 99-19 – “Recording Revenue Gross as Principal versus Net as an Agent”

Revenue from third-party sales is recorded according to the criteria established in EITF 99-19, and Staff Accounting Bulletin (SAB) 104. Revenue is recorded at gross amount for transactions in which we and our subsidiaries are the primary obligor under the arrangement and/or possess other attributes such as pricing and supplier selection latitude. In specific circumstances where we do not meet the above criteria, particularly when the contract stipulates that we are not the primary obligor, we recognize revenue on a net basis.

Services Rendered

Service revenue in respect of our products is recognized ratably over the contractual period, or as services are performed.

A. Operating Results

I. Financial Data

The following table sets forth, for the periods indicated, our selected financial data as a percentage of net sales:

	2005	2004	2003

Net sales	100.0	100.0	100.0
Cost of sales	58.8	77.9	59.2
Gross profit	41.2	22.1	40.8

Research and development expenses, net	10.5	22.4	22.6
Marketing and selling expenses, net	18.1	32.2	25.2
General and administrative expenses	7.5	19.6	10.1
Total operating expenses	36.1	74.2	57.9
Operating income (loss)	5	(52.2)	(17.2)
Other expenses	0.2	1.1	(0.7)
Financing income(expenses), net	(2.3)	(2.7)	(0.9)
Income (loss) before taxes	2.9	(53.8)	(15.5)
Income taxes	0.02	0.05	0.05
Net (loss)	2.94	(53.9)	(15.5)

        Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Sales

Sales in 2005 increased by approximately 90% to $20.7 million compared with sales of $10.9 million in 2004. This increase was primarily attributable to the consolidation of ScanMaster’s results during 2005 which contributed more than $12 million to our consolidated revenues in sales of our non-destructive technology, or NDT, systems. Sales of systems increased by approximately 91% to $16.6 million compared with sales of $8.7 million in 2004. This increase was primarily attributable to the consolidation of ScanMaster’s results as well as to the increase in demand for our NDT systems.

Sales of service and spare parts increased by approximately 86% to $4.1 million compared with sales of $2.2 million in 2004. This increase was primarily attributable to the consolidation of ScanMaster’s service and spare parts revenues, thus increasing our customer base.

Cost of Revenues

Cost of revenues consists of component costs, hardware costs, technical support costs, royalty payments, compensation costs and overheads related to the production and assembly of our products. Cost of sales as a percentage of net sales was 58.8% in 2005 compared with 77.9% in 2004. The decrease in cost of revenues in 2005 is mainly due to the increase in sales and moving beyond our breakeven point, as well as reducing our fixed costs by integrating part of our operation with that of ScanMaster, thus reducing the percentage of fixed costs in relation to the cost of revenues.

Gross Profit

In 2005 we earned a gross profit of $ 8.5 million as compared to a gross profit of $2.4 million in 2004. Gross profit as a percentage of net sales was 41% in 2005 as compared to 22% in 2004. The increase in our gross profit in 2005 is mainly due to the increase in sales and moving beyond our breakeven point, as well as reducing our fixed costs by integrating part of our operations with that of ScanMaster, thus reducing the percentage of fixed costs in relation to the cost of revenues.

Research and Development Costs

Our research and development expenses consist of our total costs less grants from the Government of Israel. Gross research and development expenditures consist primarily of salaries and related costs of employees engaged in ongoing research and development, and, to a lesser extent, costs of materials, depreciation and other expenditures. Gross research and development expenditures decreased to $2.3 million in 2005 from $2.6 million in 2004, and were offset by Israeli government grants of $0.15 million in 2005 and $0.16 million in 2004. Net research and development expenses in 2005 were $2.2 million compared with $2.4 million in 2004. The decrease in the gross research and development expenses was mainly for integrating our research and development activity with that of ScanMaster.

Sales and Marketing Expenses

Marketing and sales expenditures consist primarily of costs relating to promotion, advertising and trade shows, payroll and related expenses, sales commissions, travel expenses. Marketing and selling expenses amounted to $3.8 million in 2005, compared to $3.5 million in 2004. The increase in the marketing and sales expenses was primarily due to the consolidation of ScanMaster’s marketing and sales during the year.

General and administrative Expenses

General and administrative expenses consist of payroll and related expenses, doubtful and bad accounts, professional fees paid to auditors, legal advisors and other consultants and other related expenses. As a percentage of net sales, general and administrative expenses decreased to 7.5% in 2005 from 19.6% in 2004. General and administrative expenses in 2005 were $1.5 million, compared to $2.1 million in 2004. The decrease in expenses in 2005 was primarily attributable to the integration of our general and administrative activity with that of ScanMaster, and the reduction of our operational costs.

Financial Expenses

Financial expenses consists primarily of interest on our loans from banks, from Cornell Capital Partners L.P., or Cornell, which provided us with a promissory loan for the acquisition of ScanMaster, which we have repaid in full, and from one of our major shareholders (and former controlling shareholder) Elbit Ltd., or Elbit. Additionally, expenses consist of currency translation adjustments between the U.S. Dollar and NIS exchange rate imposed on our assets and liabilities. Financial expenses in 2005 were $0.47 million, compared to financial expenses of $0.3 million in 2004. During 2004, we financed our operations using a credit line facility provided to us by our bank. The increase in financial expenses was primarily due to the promissory loan we received form Cornell Capital for the financing of the ScanMaster acquisition, and the increase of our bank loans in order to finance the constant growth of our revenues.

Profit/Loss
In 2005 we recorded net profit of $0.6 million, as compared to a $5.9 million loss in 2004. This was primarily due to the increase in our revenues and the reduction of operational costs.

        Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Sales

Sales in 2004 increased by approximately 73.2% to $10.9 million compared with sales of $6.3 million in 2003. This increase was primarily attributable to the acquisition of ScanMaster and expansion to the NDT industry. Sales were derived from sales to textile and NDT industries. Approximately 37% of our sales in 2004 were derived from the NDT industry.

Cost of Revenues

Cost of revenues consists of component costs, hardware costs, technical support costs, royalty payments, compensation costs and overheads related to the production and assembly of our products. Cost of sales as a percentage of net sales was 77.9% in 2004 compared with 59.2% in 2003.The increase in cost of revenues in 2004 is mainly due to provision in respect of slow inventory and costs incurred in year 2004, relating to an efficiency program; in addition, profitability percentage in 2004 was affected by the sale of ScanMaster’s and Yuravision’s inventories, for which the accounting principles applied through the acquisition of these subsidiaries recorded the cost of revenues when realized at the fair market value of those inventories.

Gross Profit

In 2004 we earned a gross profit of $2.4 million as compared to a gross profit of $2.6 million in 2003. Gross profit as a percentage of net sales was 22% in 2004 as compared to 40% in 2003. The decrease in our gross profit is mainly due to provision in respect of slow inventory and costs incurred in year 2004, relating to an efficiency program; in addition, profitability percentage in 2004 was affected by the sale of ScanMaster’s and Yuravision’s inventories, for which the accounting principles applied through the acquisition of these subsidiaries recorded the cost of revenues when realized at the fair market value of those inventories.

Research and Development Costs

Our research and development expenses consist of our total costs less grants from the Government of Israel. Gross research and development expenditures consist primarily of salaries and related costs of employees engaged in ongoing research and development, and, to a lesser extent, costs of materials, depreciation and other expenditures. Gross research and development expenditures increased to $2.6 million in 2004 from $1.8 million in 2003, and were offset by Israeli government grants of $0.16 million in 2004 and $0.4 million in 2003. Net research and development expenses in 2004 were $2.4 million compared with $1.4 million in 2003. The increase in the gross research and development expenses was mainly for consolidating the expenses of our two subsidiaries we acquired during 2004.

Sales and Marketing Expenses

Gross marketing and sales expenditures consist primarily of costs relating to promotion, advertising and trade shows, payroll and related expenses, sales commissions, travel expenses. Marketing and selling expenses amounted to $3.5 million in 2004, compared to $1.6 million in 2003. The increase in the marketing and sales expenses was primarily due to expenses we had penetrating the new markets, NDT and microelectronics and for consolidating our subsidiaries expenses.

General and Administrative Expenses

General and administrative expenses consist of payroll and related expenses, doubtful and bad accounts, professional fees paid to auditors, legal advisors and other consultants and other related expenses. As a percentage of net sales, general and administrative expenses increased to 19.6% in 2004 from 10% in 2003. General and administrative expenses in 2004 were $2.1 million, compared to $0.6 million in 2003. The increase in expenses in 2004 was primarily attributable to consolidating the expenses of our new subsidiaries.

Financial Income

Financial income consists primarily of interest earned on our cash reserves and marketable securities, as well as interest on our loan from one of our major shareholders (and former sole controlling shareholder) Elbit Ltd., or Elbit, and currency translation adjustments between U.S. Dollar exchange rate imposed on our assets and liabilities. Financial expenses in 2004 were $297,000, compared to financial income of $60,000 in 2003. During 2004, we financed our operations using a credit line facility provided to us by our bank.

Our principal investing activities to date have been investments in short-term investment-grade securities and the purchase of equipment, consisting primarily of computer and office equipment and leasehold improvements.

Loss

Net loss increased from $0.98 million in 2003 to $5.9 million in 2004. This increase in losses was primarily due to expenses related to our efficiency program and a decrease in our profitability percentage affected by the sale of ScanMaster’s and Yuravision’s inventories, for which the accounting principles applied through the acquisition of these subsidiaries recorded the cost of revenues when realized at the fair market value of those inventories.

II. Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. Dollar and other currencies. However, since the institution by the Israeli government of an economic recovery program in 1985, inflation, while continuing, has been significantly reduced and until recently the rate of devaluation has substantially diminished. Since the majority of our revenues are denominated and paid in U.S. Dollars, we believe that inflation and fluctuations in the U.S. Dollar exchange rate have no material effect on our revenue. Inflation and U.S. Dollar exchange rate fluctuations, however, have some effect on our expenses and, as a result, on our net income/loss. The cost of our Israel operations, as expressed in U.S. Dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. Dollar. For more information, see the discussion regarding inflation in “Risk Factors – General Risks”.

The exchange rate between NIS and the U.S. Dollar has fluctuated during the past twelve months from a high of NIS 4.741 to the Dollar to a low of NIS 4.348 to the Dollar. The high and low exchange rates between the NIS and U.S. Dollar during the six most recent months, as published by the Bank of Israel, were as follows:

LOW 1 U.S. Dollar =	HIGH 1 U.S. Dollar =	MONTH
4.640	4.741	November 2005
4.579	4.662	December 2005
4.577	4.658	January 2006
4.664	4.725	February 2006
4.658	4.717	March 2006
4.503	4.671	April 2006

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Exchange Rate	Period
4.219 NIS/$1	January 1, 2001 - December 31, 2001
4.723 NIS/$1	January 1, 2002 - December 31, 2002
4.5483 NIS/$1	January 1, 2003 - December 31, 2003
4.4823 NIS/$1	January 1, 2004 - December 31, 2004
4.515 NIS/$1	January 1, 2005 - December 31, 2005

During 2001, the rate of inflation was approximately 1.4% and devaluation rate was 9.3%. In 2002, the rate of inflation was approximately 6.5% and the rate of devaluation was 7.26%. In 2003, the rate on inflation was approximately -1.9% and the Dollar devalued against the NIS by 7.55%. In 2004, the rate of inflation of approximately 1.21% and the Dollar revalued against the NIS by approximately 1.61%. In 2005, the rate of inflation was approximately 2.39% and the rate of devaluation was 5.67%. As a result of the differential between the rate of inflation and the rate of evaluation of the NIS, we experienced increases in the costs of our Israel operations, as expressed in U.S. Dollars, in 2005, but they did not materially affect our results of operations in such periods.

From time to time, we engage in hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. Although, we do not undertake such transactions on a regular basis, our management may determine that it is necessary to further minimize such risks.

Governmental Policies Affecting Company Operations

The discussion regarding governmental regulation is hereby incorporated by reference to, “Material Income Tax Considerations – Israeli Tax Consideration” and the discussion regarding political policies is hereby incorporated by reference to, “Risk Factors – General Risks – Israeli Government Grants”.

For a discussion comparing the results of our operations from 2003 to 2002, see page 52 of our annual report on Form 20-F for the year ending December 31, 2004 filed with the Securities and Exchange Commission on, July 14, 2005, which is hereby incorporated by reference.

B. Liquidity and Capital Resources

Prior to our initial public offering, our principal source of financing for our operations and working capital requirements were loans from Elbit and grants from the Government of Israel. In July 1996, we raised approximately $15.7 million, net of expenses, through the initial public offering of our securities. Since our initial public offering, we have financed our operations primarily through (i) cash reserves, (ii) cash generated from operations, (iii) grants from the Government of Israel and (iv) the use of a bank credit line. As of December 31, 2005, we had negative working capital of $1.9 million.

We anticipate that we will continue to incur significant operating expenses in connection with the development and marketing of our products. We believe that our current assets, together with anticipated cash generated from operations and available credit lines, will be sufficient to meet our cash requirements for working capital and capital expenditures for [at least twelve months from. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or seek to obtain additional credit facilities.

Investments

Our cash and cash equivalents decreased to $0.9 million at the end of 2005 compared to $1.2 million recorded at the end of 2004. Short term restricted deposits increased to $1.8 million at the end of 2005 compared to $0.8 million recorded at the end of 2004. The changes were mainly due to the growth of our activity and the use of working capital to finance such growth. Some of our selling agreements require us to provide a performance guarantee for a period of between six and twelve months. In order to provide such guarantees we are required to deposit between 25% and 60% of the guarantee amount. During 2005 we had negative cash flow from operational activity of $0.4 million, the negative cash flow was mainly due to the increase in our account receivables which was caused by the ramp up in our activity.

Despite the increased level of operations during 2005, inventories decreased from $4.7 million as of December 31, 2004 to $4.6 million as of December 31, 2005, reflecting our close managerial controls on inventories. Inventories as a percentage of revenues decreased to 22.1% as of December 31, 2005, compared with 42.7% as of December 31, 2004.

Positive cash flow from financing activities of $0.7 million includes repayment to Cornell Capital Partners LLP of their outstanding Promissory Note of $1.7 million and receiving a bank loan of $2.3 million.

The discussion on the investments by Altro, the Plan of Arrangement and the Private Placement Investments are hereby incorporated by reference to “Risk factors – Risks Relating to Our Ordinary Shares”. The discussion regarding the Standby Equity Distribution Agreement is incorporated by reference to “The Standby Equity Distribution Agreement”. The discussion regarding the promissory note is hereby incorporated by reference to “Prospectus Summary – Recent Developments”.

Borrowing

From time to time we use money received from bank loans from several banks to finance our operating activities. Most of the loans are linked to the U.S. Dollars and for a period of three to 18 months. The interest rates of those loans are according to the market rate.

Capital Expenditure

The discussion regarding the Yuravision, ScanMaster and Panoptes acquisitions are hereby incorporated by reference to, “Prospectus Summary – Our Business” and, “Prospectus Summary – Recent Developments”.

C. Research and Development, Patents and Licenses, etc.

Our research and development group focuses on adapting our technologies to the development of new products for applications in the web and ultrasonic industries as well as enhancing our existing products. We devote a significant portion of our resources to improving our current systems through enhancements in the areas of sharpness of resolution, processing speed, sensor accuracy and illumination. We also continually work to enhance the ease of use and flexibility of our systems’ software and to develop product add-ons to augment our systems currently in use by customers. These product add-ons are being designed to further integrate our systems into each phase of our customers’ manufacturing process.

We have a number of product and technology initiatives underway at any given time. Our research and development activities have generally resulted in periodic introductions of new products, new auxiliaries and upgrades to our existing products. Current product and technology initiatives include, among others, the following:

EVS’s prepress inspection product is based on the proprietary technology of AOI Technology which the Company has developed over the past two years, and is enhanced with features developed at the request of the manufacturer to meet the needs of the prepress industry.

For our developments in the Prepress Inspection Industry Division we have devised a visual inspection system for the inspection of the prepress cylinder. The system is already operating, and was developed as an Original Equipment Manufacturing, or “OEM”, product with one of world’s top prepress system manufacturers.

For our developments in the Non–Destructive Automated Inspection Systems Division we are expanding our capabilities by developing multi transducers of automatic calibration, different process algorithms and a scanner capable of inspecting in 2.5 dimensions. We are also expanding our capabilities to provide portable Non-Destructive Automated Inspection instruments for automotive and industrial applications.

As of May 2006, our research and development staff consisted of 37 full-time employees, all of whom are located in Israel and hold advanced technical degrees. Our research and development staff engages in hardware, electro-optics and ultrasonic development, real-time software development, PC software development, manufacturing engineering, system engineering and customer support engineering. Our research and development staff for the web industry consisted of 18 full time employees, and our research and development staff for the ultrasonic industry consisted 19 full time employees. In 2003 our gross research and development expenditures for the web industry were approximately $1.1 million, in 2004 they were $1.9 million and in 2005 they were $2.3 million. These expenditures were partially offset by grants by the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel of approximately $396,000, $45,000 and $154,000 in each of 2003, 2004, and 2005, respectively.

Research and Development Grants

The Government of Israel encourages research and development projects oriented towards products for export through the Office of the Chief Scientist. Since inception, we have received grants from the OCS for the development of various systems and products. Under the terms of these grants, a royalty of 3% to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% of the Dollar value of the grant is repaid. The terms of Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel, unless a special approval has been granted by the OCS. Such approval, if granted, is generally subject to an increase in the total amount to be repaid to the OCS to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel. Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions do not apply to exports from Israel of products developed with such technologies. For more information, see, “Material Income tax Considerations”.

Pursuant to regulations, effective with regard to OCS grants received under programs approved after January 1, 1999, repayments of such grants will be subject to interest at an annual rate of LIBOR for 12 months applicable to Dollar deposits, which will accrue annually based on the LIBOR rate published on the first day of each year.

Royalty-bearing grants received from the Government of Israel for research and development are offset against our gross research and development expenditures on development of products only for the textile industry.

The following table sets forth net research and development expenses, the grants received from the OCS and the gross research and development expenditures for the periods indicated.

(in thousands)	2005	2004	2003

Research and development expenses, net	$2,193	$2,456	$1,431
OCS grants	154	160	396
Gross research and development expenditures	2,347	2,616	1,827

D. Trend Information

Trends and changes in the world textile industry are having an influence on our markets, customers and sales. World textile production has transferred to the Far East due to low labor costs. The Far East market is increasing with large investments in textile machinery (especially in China). The investments are currently in productive equipment for increasing the production volume and achieving the demands of Western markets and not in automatic inspection technology. Our traditional markets in Western Europe and the United States are becoming smaller, with less willingness for capital expenditures. Unless textile manufacturers in the Far East begin investing in automatic inspection technology, the growth in our sales revenue may not keep pace with the growth in the Far East market.

We anticipate that our NDT business will provide the majority of our revenues in the short term. While ScanMaster’s traditional markets have been in the US and Europe, we expect that in the near future over 60% of its sales will be made in the Far East.

In line with recent developments in the field of non-destructive inspection systems, it is expected that the demand for attractively-priced inspection equipment will accelerate in the coming years, as industrial concerns regarding product reliability and liability take on an increasing commercial relevance.

E. Off-Balance Sheet Arrangements. Not Applicable

F. Tabular Disclosure of Contractual Obligations

Our significant financial and contractual obligations as of December 31, 2005, and the periods in which such obligations are due are as follows:

	Payments and Amount of Commitment Expiration Per Period (U.S. Dollars in thousands)
Contractual Obligations	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years	Over 5 years

Operating Car Lease Obligations	485	270	215	-	-
Operating Building Lease Obligations	502	502	-	-	-
Total commercial commitments	987	772	215	-	-

G. Safe Harbor. Not Applicable

CAPITALIZATION AND INDEBTEDNESS

        The following table sets forth our short-term debt, long-term debt, convertible debentures and capitalization as of March 31, 2006 on an actual basis, and on an as-adjusted basis to reflect the issuance of ordinary shares upon exercise of convertible loan and outstanding warrant held by M.S.N.D., and outstanding warrant held by Mizrahi, which shares are being registered for resale by the selling securityholders.

	As of March 31, 2006
	Actual	As Adjusted(1)

Short-term debt	12,178,000	12,178,000
Long-term debt	4,590,000	4,590,000
Total Shareholders equity	5,242,000	8,850,000
Total capitalization	22,010,000	25,618,000

(1) As adjusted to reflect the issuance of ordinary shares upon exercise of convertible loan and outstanding warrants.

The foregoing information also excludes approximately 5,612,697 ordinary shares issuable, as of March 31, 2006, under options granted under our share option plans, all at a weighted average exercise price of $0.84 per ordinary share. The foregoing also excludes warrants to purchase 3,775,297 ordinary shares issuable upon exercise of the warrants distributed under the plan of arrangement.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of ordinary shares by our selling securityholders, from the sale of the ordinary shares issuable upon exercise of the Warrants issued to the selling securityholders or from the sale of ordinary shares issuable upon conversion of the convertible loan; however we will receive the exercise price of $2 million if M.S.N.D. exercises the warrant issued in connection with the convertible loan in full, and the exercise price of $440,000 if the warrant issued to Mizrahi is exercised in full. If the convertible loan is converted into shares prior to a certain milestone being achieved, the $1.5 million currently held in escrow will be released to us, and the $3 million convertible loan will be deemed repaid in full. We have agreed to bear all expenses relating to the registration of the securities registered pursuant to the registration statement, of which this prospectus is a part.

        We intend to use the net proceeds generated from the exercise of the Warrants for working capital and general corporate purposes. We may use a portion of the net proceeds for the reduction in our current levels of debt, for the possible acquisition of additional businesses and technologies or the establishment of joint ventures that our complimentary to our current or future business. We have no specific plans or commitments with respect to any such acquisitions or joint ventures.

SELLING SECURITYHOLDERS

Beneficial Ownership and Other Information

        The following table assumes that each selling securityholder will sell all of the securities owned by it and covered by this prospectus. Upon completion of the offering the selling security holders will not own any ordinary shares. Information included in the table is based upon information provided by the selling securityholders. Our registration of these securities does not necessarily mean that the selling securityholders will sell any or all of the securities.

        This prospectus covers all of the ordinary shares beneficially owned by the selling securityholders.

        The warrant beneficially owned by M.S.N.D, is exercisable, only following the conversion of the convertible loan, at the exercise price of $0.5 for the purchase of one ordinary share, until February 21, 2008. The loan may be converted at any time prior to February 21, 2008. The warrant beneficially owned by Mizrahi is exercisable at the exercise price of $0.77 for the purchase of one ordinary share, until September 1, 2008.

        The ordinary shares held by each of M.S. Master Investments (2002) Ltd., S.R. Master Investments (2002) Ltd., R.D. Master Investments (2002) Ltd., and by Avner Shacham, were issued in September 2004 pursuant to our acquisition of ScanMaster. M.S. Master Investments (2002) Ltd. is an Israeli company wholly owned by Mr. Menashe Shohat, a founder of ScanMaster and our current chief executive officer. Mr. Shohat is a member of our board of directors. S.R. Master Investments (2002) Ltd., is an Israeli company wholly owned by Mr. Silviu Rabinovich, a founder of ScanMaster and a member of our board of directors from November 2005 until February 2006 and R.D. Master Investments (2002) Ltd., is an Israeli company wholly owned by Mr. Robert Dalfen, a founder of ScanMaster and a member of our board of directors from March 2005 until November 2005. Mr. Avner Shacham is a founder of ScanMaster and a member of our board of directors from November 2004 until July 2005. Pursuant to the agreements we entered into in connection with the acquisition of ScanMaster, we were obligated to register the shares of the founders of ScanMaster.

	Securities Being Offered and Beneficially Owned Prior to Offering (1)
Names	Number	Percentage

M.S. Master Investments (2002) Ltd. (2) 5b Hanagar Street Hod Hasharon, 45800 Israel	2,080,944 (3)	7.5%
S.R. Master Investments (2002) Ltd. (4) 5b Hanagar Street Hod Hasharon, 45800 Israel	1,080,944 (5)	3.9%
R.D. Master Investments (2002) Ltd. (6) 5b Hanagar Street Hod Hasharon, 45800 Israel	700,540 (7)	2.5%
Avner Shacham 48 Hagefen Street Mazkeret Batya, 76804 Israel	182,406 (8)	0.7%
M.S.N.D. Real Estate Holdings Ltd. (9) c/o Mivtach-Shamir Holdings Ltd. 27 Habarzel Street Atidim, Tel Aviv, 69710 Israel	12,939,192(10)	34.4%
Ma'aragim Enterprises Ltd. (11) 28 Hama'apilim Street Ramat Hasharon, 47240 Israel	800,000 (12)	2.9%
Mizrahi Tefahot Bank Ltd. (13) 7 Jabotinsky Street Ramat Gan, 52520 Israel	571,429(14)	2%

The selling shareholders have no additional securities in our Company.

1.	Beneficial ownership is calculated as of May 21, 2006, in accordance with General Instruction F. to Form 20-F, and is based on 27,562,217 ordinary shares outstanding.

2.	M.S. Master Investments (2002) Ltd. is an Israeli company wholly owned by Mr. Menashe Shohat.

3.	Includes 607,664 ordinary shares to be held in trust until March 15, 2007, and in order to satisfy indemnification obligations that may arise.

4.	S.R. Master Investments (2002) Ltd. is an Israeli company wholly owned by Mr. Silviu Rabinovich.

5.	Includes 607,664 ordinary shares to be held in trust until March 15, 2007, and in order to satisfy indemnification obligations that may arise.

6.	R.D. Master Investments (2002) Ltd. is an Israeli company wholly owned by Mr. Robert Dalfen.

7.	Includes 607,664 ordinary shares to be held in trust until March 15, 2007, and in order to satisfy indemnification obligations that may arise.

8.	Includes 165,364 ordinary shares held to be held in trust until March 15, 2007, and in order to satisfy indemnification obligations that may arise.

9.	M.S.N.D Real Estate Holdings Ltd. is a company wholly owned by Mivtach Shamir Holdings Ltd.

10.	Includes 6,000,000 ordinary shares issuable upon the conversion of currently convertible outstanding loan at an exercise price of $0.5 per share, and 4,000,000 ordinary shares underlying a warrant issuable following the conversion of the above referenced convertible outstanding loan within 60 days at an exercise price of $0.5 per share.

11.	Ma'aragim's controlling shareholder is Michal International Investments LLC., which holds 95% of Ma'aragim's outstanding share capital.

12.	Includes 400,000 ordinary shares to be held in trust until April 21, 2007, and in order to satisfy indemnification obligations of Panoptes and Ma’aragim that may arise.

13.	Mizrahi’s controlling shareholders are the Wertheim Group, comprised of M.W.Z. (Holdings) Ltd. and F&W (Partnership), who together hold an aggregate of 20.16% of Mizrahi, and the Ofer Brothers Group, comprised of C.A.B.M. Ltd., L.A.B.M. (Holdings) Ltd., A.A.B.M. Ltd., Ofer Brothers Properties (1957) Ltd., Ofer Brothers Investments Ltd. and L.I.N. (holdings) Ltd. (whose shares are held through L.A.B.M. (Holdings) and Ofer Brother Properties (1957) Ltd.), who together hold an aggregate of 26.15% of Mizrahi. Both groups together hold 46.31% of Mizrahi.

14.	Includes 571,429 ordinary shares underlying a warrant issuable within 60 days, at an exercise price of $0.77 per share.

PLAN OF DISTRIBUTION

        This part of the prospectus relates to the offer and sale of ordinary shares and ordinary shares issuable upon the exercise of the Warrants, as the case may be, by the selling securityholders named herein. As used herein, “selling securityholders” includes donees, pledgees, transferees or other successors-in-interest selling securities received after the date of this prospectus from the named selling securityholders as a gift, pledge, partnership distribution or other non-sale related transfer. We will bear all costs, expenses and fees in connection with the registration of the securities offered by this prospectus, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of securities offered hereby which will be borne by the selling securityholders. Sales of the securities offered hereby may be effected by the selling securityholders from time to time in one or more types of transactions (which may include block transactions) on the OTC Bulletin Board at prevailing market prices, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares offered hereby, through short sales of the shares offered hereby, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling securityholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of the securities offered hereby by the selling securityholders.

        The selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the securities offered hereby or of securities convertible into or exchangeable for such securities in the course of hedging positions they assume with the selling securityholders. The selling securityholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of the securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction).

        The selling securityholders may effect these transactions by selling the securities offered hereby directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling securityholders and/or the purchasers of the securities offered hereby for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

        The selling securityholders and any broker-dealers that act in connection with the sale of the securities offered hereby might be deemed to be “underwriters” within the meaning of Section 2 (11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities offered hereby sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the securities offered hereby against certain liabilities, including liabilities arising under the Securities Act.

        Because the selling securityholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling securityholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

        The selling securityholders also may resell all or a portion of the securities offered hereby in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

        Upon our being notified by any of the selling securityholders that any material arrangement has been entered into with a broker-dealer for the sale of shares offered hereby through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

—	the name of the selling securityholders and of the participating broker-dealer(s);
—	the number and type of securities involved;
—	the initial price at which such securities were sold;
—	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;
—	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
—	other facts material to the transaction.

        In addition, upon our being notified by any of the selling securityholders that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

        To the extent required, we will use our best efforts to file one or more supplements to this prospectus to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information.

Expenses of the Offering

        We have incurred, or will incur, the following estimated expenses in connection with the sale of the securities covered by this prospectus:

SEC Registration fee	$1,158.78

Accounting fees and expenses	$10,000

Legal fees and expenses	$10,000

Miscellaneous	$5,000

Total	$26,158.78

DIVIDEND POLICY

        We have never paid any cash dividends on our ordinary shares and we do not intend to pay cash dividends on our ordinary shares in the foreseeable future. Our current policy is to retain earnings for reinvestment in our business.

        The Companies Law also restricts our ability to declare dividends. We can only distribute dividends from profits (as defined in the law), provided that there is no reasonable suspicion that the dividend distribution will prevent us from meeting our existing and future expected obligations as they come due.

MATERIAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material tax consequences in the United States and Israel to individual and corporate residents of the United States and Israel resulting from the sale of ordinary shares (i) issuable to the selling security holders pursuant to the exercise of the Warrants and (ii) held by the selling security holders. Since we have never paid dividends on our ordinary shares, this summary does not discuss the tax consequences in Israel or the United States that would result from the payment of dividends. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in this summary.

Israeli Tax Considerations

        The following is a summary of the current tax law applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of specified Israeli Government programs benefiting us. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

WE RECOMMEND THAT IN ADDITION TO REVIEWING THE DISCUSSION BELOW, PROSPECTIVE PURCHASERS OF OUR ORDINARY SHARES CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES, ISRAELI OR OTHER TAX CONSEQUENCES TO THEM, BASED UPON THEIR PARTICULAR CIRCUMSTANCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

General Corporate Tax Structure

Israeli companies are subject to corporate tax at the rate of 31% of taxable income in the 2006 tax year, 29% in the 2007 tax year, 27% in the 2008 tax year 26% in the 2009 tax year and 25% in the 2010 tax year and thereafter. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

Law for the Encouragement of Capital Investments, 1959

Certain of our facilities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended (the “Investment Law”). The Investment Law provides that a capital investment in eligible facilities may, upon application to the Israel Investment Center of the Ministry of Industry and Trade of the State of Israel (referred to as the Investment Center), be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources and its physical characteristics, for example, the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

A recent amendment to the Investment Law which came into effect as of April 1, 2005 (the “Amendment”) significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by determining criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the income of an Approved Enterprise will be derived from export. Additionally, as explained below, the Amendment sets forth major changes in the manner in which tax benefits are awarded under the Investment Law whereby companies no longer require Investment Center approval (and Approved Enterprise status) in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Therefore the tax benefits granted to our Approved Enterprises under the Investment Law will generally not be subject to the provisions of the Amendment.

Tax Benefits Prior to the Amendment

In general, taxable income of a company derived from an Approved Enterprise was subject to corporate tax at the maximum rate of 25% rather than the rates stated above (this will also apply to Approved Enterprises approved after the Amendment, as explained below). The 25% corporate tax rate applies for a period of time termed the “benefit period”. The benefit period is a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income. In any event, the benefit period is limited to 12 years from the commencement of production or 14 years from the year of receipt of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period. In the event that a company is operating under more than one approval or that only part of its capital investments are approved (a “Mixed Enterprise”), its effective Company Tax rate is the result of a weighted combination of the various applicable rates.

A company which qualifies as a “Foreign Investors’ Company” is entitled to an extended benefit period and further reductions in the tax rate normally applicable to Approved Enterprises. Subject to certain conditions, a “Foreign Investors’ Company” is a company in which persons who are not residents in Israel invested more than 25% of its combined shareholders’ investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders’ loans, as defined in the Investment Law. The percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year. Such a company will pay Company Tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period as detailed below:

Level of Foreign Investment	Company Tax Rate	Benefit period (years)

Over 0% but less than 25%	25%	7

Over 25% but less than 49%	25%	10

Over 49% but less than 74%	20%	10

Over 74% but less than 90%	15%	10

90% or more	10%	10

There can be no assurance that the above-mentioned shareholding proportion will be reached for each subsequent year.

Prior to the Amendment, a company owning an Approved Enterprise approved after April 1, 1986 (or prior thereto provided no government grants or loans had previously been granted regarding such enterprise) was entitled to elect (as we have) to forego certain Government grants extended to Approved Enterprises in return for an “alternative track” of tax benefits (the “Alternative Track”). Under the Alternative Track, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and such company is eligible for the reduced tax rates under the Investment Law for the remainder of the benefit period as mentioned above.

The entitlement to the above benefits is conditional upon fulfillment of the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in the Approved Enterprise. In the event of failure to comply with these conditions, the benefits may be canceled and a company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences, interest and penalties.

Should we derive income from sources other than the Approved Enterprise during the relevant periods of benefits, such income will be taxable at regular corporate tax rates.

        A company that elected the Alternative Track and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to corporate tax in the year the dividend is distributed in respect of the amount distributed (including the corporate tax thereon), at the rate that would have been applicable had the company not elected the Alternative Route (10%-25%, depending on the level of foreign investment in the company, as explained above). In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15%), if the dividend is distributed during the tax exemption period or within a specified period thereafter (In the event, however, that the company qualifies as a Foreign Investors’ Company, there is no such time limitation). This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency.

Subject to certain provisions concerning income subject to the Alternative Route, all dividends are considered to be attributable to the entire enterprise and the effective tax rate is the result of a weighted combination of the various applicable tax rates.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

Grants and certain other incentives received by a company in accordance with the Investment Law remain subject to final ratification by the Israel Investment Center and final determination by the Israel Tax Authority. Such ratification and determination are conditional upon fulfillment of all of the terms of the approved program.

Tax Benefits under the Amendment

As a result of the Amendment, it is no longer required to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Track of benefits and therefore companies need not apply to the Investment Center for this purpose. However, the Investment Center will continue to grant Approved Enterprise status to companies seeking governmental grants. A company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the Amendment (a “Benefited Enterprise”). Companies are also entitled to approach the Israeli Tax Authority and request for a pre-ruling regarding their eligibility for benefits under the Amendment. The Amendment includes provisions intended to ensure that a company will not enjoy both government grants and tax benefits for the same investment program.

Tax benefits are available under the Amendment to production facilities and other eligible facilities, which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a minimum amount specified in the Investment Law. Such investment may be made over a period of no more than three years concluding at the end of the year in which the company requests to have the tax benefits apply to its Benefited Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In the case of an expansion of existing facilities, the minimum investment required in order to qualify as a Benefited Enterprise is determined as a certain percentage of the company’s production assets before the expansion.

The tax benefits available under the Amendment to qualifying income of a Benefited Enterprise are determined by the geographic location of the Benefited Enterprise in Israel. The Investment Law divides the country into three zones – A, B and C, so that a Benefited Enterprise operating in Zone A (which generally includes areas remote from the center of Israel) will receive the greatest benefits and Benefited Enterprises in Zone C will receive the least benefits.

The Amendment provides that a company producing income from a Benefited Enterprise in Zone A may elect either that (i) the undistributed income derived from the Benefited Enterprise will be fully tax exempt for the entire benefit period described below (“tax exemption”), in which case the ordinary provisions described below concerning the taxation of the company and shareholder for distribution of dividends will apply; or (ii) that the income from its Benefited Enterprise will be subject to corporate tax at a rate of a 11.5%, in which case dividends paid out of such income to a foreign resident will be taxed at a rate of 4% and the company will not be subject to additional tax upon dividend distribution. Further benefits are available in the event of certain large investments by multinational companies. Benefited Enterprises located in Zones B and C will be exempt from tax for six and two years, respectively, and subject to tax at a rate of 10%-25% for the remainder of the benefit period, depending on the extent of foreign investment in the Company, as described above.

Similarly to a company which elected the Alternative Track before the amendment, dividends paid out of income derived by a Benefited Enterprise, or out of dividends received from a company whose income is derived from a Benefited Enterprise, are generally subject to withholding tax at the rate of 15%, such tax being deductible at source. The reduced withholding tax rate of 15% is limited to dividends and distributions out of income derived during the benefit period and actually paid at any time up to 12 years thereafter. A company qualifying for tax benefits under the Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend. The rate of such corporate tax will be 25%, which is the rate to which a Benefited Enterprise is generally subject. Such tax rate is lower in the case of a qualified “Foreign Investors’ Company” which is a company at least 49% of which is owned by non-Israeli residents. The dividend recipient is subject to tax at the rate of 15% on the amount received which tax is deductible at source.

The period for which tax benefits are available under the Amendment is also determined by the geographical location of the Benefited Enterprise in Israel. The benefit period for Benefited Enterprises in Zone A will end on the earlier of (i) a period of ten years from the tax year in which the company first derived taxable income from the Benefited Enterprise (the “Commencement Year”); or (ii) twelve years (or in certain cases fourteen years) from the first day of the Year of Election. The benefit period for Benefited Enterprises in Zones B and C will extend until the earlier of (i) seven years from the Commencement Year or (ii) 12 years from the first day of the Year of Election. This period may be extended for Benefited Enterprises owned by a “Foreign Investors’ Company” during all or part of the benefit period.

Additionally, the Amendment sets forth a minimal amount of foreign investment required for a company to be regarded a Foreign Investors’ Company.

There can be no assurance that we will attain approval for additional tax benefits under the Amendment, or receive approval for Approved Enterprises in the future.

Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development (the “Research Law”), research and development programs approved by the Research Committee (the “Research Committee”) of the Office of the Chief Scientist (the “OCS”) are eligible for grants or loans if they meet certain criteria, in return for the payment of royalties from the sale of the product developed in accordance with the program and subject to other restrictions. Once a project is approved, the OCS will award grants of up to 50% of the project’s expenditures in return for royalties, usually at the rate of 3% to 5% of sales of products developed with such grants, up to a dollar-linked amount equal to 100% or 150% of such grants. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR. There is no further liability for payment.

The terms of these grants prohibit the manufacture outside of Israel without the prior consent of the Research Committee of the OCS. Such approval, if granted, is generally subject to an increase in the total amount to be repaid to the OCS to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel.

The Research Law also provides that know-how from the research and development, which is used to produce the product, may not be transferred to Israeli third parties without the approval of the Research Committee. Until recently, the Research Law stated that such know-how may not be transferred to non-Israeli third parties at all. A recent amendment to the Research Law has set forth certain exceptions to this rule, however, the practical implications of such exceptions are quite limited. The Research Law has stressed, that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how. Such restriction does not apply to exports from Israel of final products developed with such technologies. Approval of the transfer may be granted only if the transferee undertakes to abide by all of the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties. There can be no assurance that such consent, if requested, will be granted or, if granted, that such consent will be on reasonable commercial terms.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Such expenditures not so approved are deductible over a three-year period.

Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), Industrial Companies (as defined below) are entitled to the following tax benefits:

        (a) Amortization of purchases of know-how and patents over eight years for tax purposes.

        (b) The right to elect, under specified conditions, to file a consolidated tax return with other related Israeli Industrial Companies.

        (c) Amortization of expenses incurred in connection with certain public securities issuances over a three-year period.

        (d) Tax exemption for shareholders who held shares before a public offering on capital gains derived from the sale (as defined by law) of securities, if realized after more than five years from the public issuance of additional securities of the company. (As of November 1994, this exemption was repealed, however, it applies to some of our shareholders pursuant to a grand-fathering clause; the recent tax reform repealed the grandfathered exemption for any gains accrued from January 1, 2003.)

        (e) Accelerated depreciation rates on equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the Industry Encouragement Law, an “Industrial Company” is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985 (the “Inflationary Adjustments Law”) represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is characterized by a high degree of complexity and its salient features can be described generally as follows:

        (a) A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into Fixed (inflation resistant) Assets and Non-Fixed (non-inflation resistant) Assets. Where a corporation’s equity, as defined in such law, exceeds the depreciated cost of Fixed Assets, a tax deduction which takes into account the effect of the annual inflationary change on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis). If the depreciated cost of Fixed Assets exceeds a corporation’s equity, then such excess multiplied by the annual inflation rate is added to taxable income.

        (b) Depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the Israeli Consumer Price Index.

Capital Gains Tax on Sales of Our Ordinary Shares

Until the end of the year 2002 and provided we maintained our status as an industrial corporation, capital gains from the sale of our securities were generally exempt from Israeli Capital Gains Tax. This exemption did not apply to a shareholder whose taxable income was determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments) 1985, or to a person whose gains from selling or otherwise disposing of our securities were deemed to be business income.

On January 1, 2006 an amendment to the Israeli tax regime became effective (the “2006 Tax Reform”). The 2006 Tax Reform significantly changed the tax rates applicable to income derived from shares.

According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a “substantial shareholder” (generally a shareholder with 10% or more of the right to profits, right to nominate a director and voting rights) of the company issuing the shares. There will generally be no capital gains tax on the inflationary surplus. The rate on the gains from publicly traded shares applicable to gains that were realized before January 1, 2006 was 15%.

A substantial shareholder will be subject to tax at a rate of 25% in respect of real capital gains derived from the sale of shares issued by the company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding this date he had been a substantial shareholder.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the TASE and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the treaty between the Governments of the United States and Israel with respect to taxes on income, or the U.S.-Israel tax treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States under the treaty and who is entitled to claim the benefits afforded to him by the treaty, will generally not be subject to Israeli capital gains tax. This exemption shall not apply to a person who held, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our shares by a U.S. resident qualified under the treaty, who held, directly or indirectly, shares representing 10% or more of the voting power in our company at any time during the preceding 12-month period would be subject to Israeli tax, to the extent applicable; however, under the treaty, this U.S. resident would be permitted to claim a credit for these taxes against the U.S. income tax with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

Taxation of Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel.  On distributions of dividends other than bonus shares, or stock dividends, to Israeli individuals and foreign resident individuals and corporations we would be required to withhold income tax at the rate of 20%.  If the income out of which the dividend is being paid is attributable to an Approved Enterprise under the Law for the Encouragement of Capital Investments, 1959, the rate is 15%.  A different rate may be provided for in a treaty between Israel and the shareholder’s country of residence.  Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our voting power in the twelve-month period preceding the distribution of such dividends, is required to be withheld at the rate of 12.5%.

Residents of the United States will generally have taxes in Israel withheld at source. Such persons generally would be entitled to a credit or deduction for United States Federal income tax purposes for the amount of such taxes withheld, subject to limitations applicable to foreign tax credits.

Effective Corporate Tax Rate

Our effective tax rate in Israel was 0% in each of the years 2002, 2003 and 2004 (the regular rate of corporate tax being 35% in 2004).

Under the law, by virtue of the “approved enterprise” status granted to investments in certain assets of ours and ScanMaster Systems (IRT) Ltd., or ScanMaster Ltd., we are entitled to various tax benefits.

The main tax benefits available to us and ScanMaster Ltd. are:

(a)	Reduced tax rates:

(i)	The Company

Tax exemption during the period of benefits – 10 years – commencing in the first year in which we earn taxable income from the approved enterprises (provided that the maximum period to which it is restricted by the law has not elapsed).

We have three approved enterprises; the benefit period in respect of the first, second and third enterprises commenced in 1994, 1995, and 1997, respectively. The periods of benefits for the first and second approved enterprise expired in 2003 and 2004, respectively. The periods of benefits for the third approved enterprises will expire in 2006.

In the event of distribution of cash dividends from income, which was tax exempt as above, we would have to pay 25% tax in respect of the amount distributed. The amount distributed for this purpose includes the amount of the tax that applies as a result of the distribution.

In 2005, we received from the Investment Center the instrument of approval for its fourth approved enterprise.

(ii)	ScanMaster Ltd.

During the period of benefits – 7 years – commencing in the first year in which the company earns taxable income from the approved enterprises (provided the maximum period to which it is restricted by law has not elapsed), the following reduced tax rates apply:

Tax exemption on income from approved enterprises in respect of which the companies have elected the “alternative benefits” (involving waiver of investment grants); the length of the exemption period is four years, after which the income from these enterprises is taxable at the rate of 25% for three years.

ScanMaster Ltd. has three approved enterprises; the benefit periods in respect of the first and second enterprises commenced in 1994 and 1997, respectively.

The period of tax benefits in respect of the first approved enterprise has expired. The period of tax benefits in respect of the second approved enterprise will expire in 2008. The third approved enterprise has not yet been activated.

On March, 2004 ScanMaster Ltd. was warned by the Investment Center that their second approved enterprise status may be withdrawn, a decision which we plan to appeal in the near future. In the event such approved enterprise status is cancelled, we do not believe that we will be subject to penalties since a grant has not been received and tax benefits were not used.

Our taxes outside Israel are dependent on operations in each jurisdiction as well as relevant laws and treaties. We incurred tax expenses in the aggregate amount of approximately $6,000, $3,000 and $6,000, outside of Israel in 2004, 2003 and 2002, respectively. There can be no assurance that changes in our operations or applicable tax treaties or laws will not subject us to taxation.

We received final tax assessments for the years since our incorporation ending and including December 31, 2000. ScanMaster Ltd. received final tax assessments through the tax year 2001. Our other subsidiaries have not received final tax assessments since their respective incorporations.

United States Tax Considerations

Subject to the limitations described in the next paragraph, the following discussion describes the material U.S. federal income tax consequences resulting from the ownership and disposition of ordinary shares by each person who is a US Holder (as defined below). For purposes of our discussion a U.S. Holder means any holder of ordinary shares who is:

—	a citizen or resident of the United States;

—	a corporation created or organized in the United States or under the laws of the United States or any State;

—	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

—	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has validly elected to be treated as a U.S. person under applicable Treasury regulations.

The discussion is based on current provisions of the Internal Revenue Code of 1986, or the Code, as amended, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion is not a representation of, nor does it address, all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder’s individual circumstances. In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets at all relevant times and does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

—	are broker-dealers or insurance companies;

—	have elected mark-to-market accounting; are financial institutions or financial services entities;

—	hold ordinary shares as part of a straddle, hedge or conversion transaction with other investments;

—	own directly, indirectly or by attribution at least 10% of our voting power; or

—	have a functional currency that is not the U.S. dollar.

In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws.

Additionally, the discussion does not consider the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity or the possible application of U.S. federal gift or estate tax.

         Each prospective investor is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of ordinary shares.

THE STANDBY EQUITY DISTRIBUTION AGREEMENT

        Summary

        On March 30, 2004, we entered into a Standby Equity Distribution Agreement with Cornell. Pursuant to the Standby Equity Distribution Agreement, we may, at our discretion, periodically issue advance notices to Cornell requiring it to purchase our ordinary shares for a total purchase price of up to $10 million. For each ordinary share purchased under the Standby Equity Distribution Agreement, Cornell will pay us 100% of the lowest volume weighted average price of our ordinary shares on the Over-the-Counter Bulletin Board or other principal market on which our ordinary shares are traded for the 5 trading days immediately following the notice date. The volume weighted average price is calculated each day of this 5-day pricing period, by taking the sum of the dollars traded for every transaction on our ordinary shares on that day (price multiplied by shares traded) and then dividing that sum by the total number of our ordinary shares traded on that day. Further, Cornell will retain a fee of 5% of each advance under the Standby Equity Distribution Agreement. The periodic sale of shares is known as an advance. We may request an advance every five trading days with a maximum of $300,000 per advance. A closing will be held six trading days after such written notice at which time we will deliver our ordinary shares and Cornell will pay the advance amount. This agreement will expire in July 2006.

        In addition, we engaged Newbridge Securities Corporation, or Newbridge, a registered broker-dealer, to advise us in connection with the Standby Equity Distribution Agreement. For its services, Newbridge received a fee of $10,000 paid in 7,812 of our ordinary shares. We have registered 5,711,211 of our ordinary shares.

        Cornell is a private limited partnership whose business operations are conducted through its general partner, Yorkville Advisors, LLC.

        Standby Equity Distribution Agreement Explained

        Pursuant to the Standby Equity Distribution Agreement, we may periodically issue Cornell with an advance notice requiring it to purchase our ordinary shares to raise capital to fund our working capital needs. The periodic sale of shares is known as an advance. We may request an advance every five trading days with a maximum of $300,000 per advance. A closing will be held six trading days after such written notice at which time we will deliver our ordinary shares and Cornell will pay the advance amount.

        We may request advances under the Standby Equity Distribution Agreement of $300,000 per week until July 2006.

        The amount of each advance is limited to a maximum draw down of $300,000 every five trading days, but limited to no more than four advances in each thirty day period. The amount available under the Standby Equity Distribution Agreement is not dependent on the price or volume of our ordinary shares. Our ability to request advances are conditioned upon us registering our ordinary shares with the Securities and Exchange Commission. We do not have any agreements with Cornell regarding the distribution of such shares, although it has indicated that it intends to promptly sell any ordinary shares received under the Standby Equity Distribution Agreement. Pursuant to the Agreement, Cornell will never be entitled to hold more than 9.9% of our outstanding share capital, and consequently, Cornell has agreed that in the event that a future purchase pursuant to an advance notice to Cornell would bring it above this threshold percentage, it will sell, prior to the purchase, as many of our ordinary shares as is required to ensure that at the time of the purchase of our ordinary shares, its holdings in our company will remain below the threshold percentage.

        We cannot predict the actual number of our ordinary shares that will be issued pursuant to the Standby Equity Distribution Agreement, in part, because the purchase price of the shares will fluctuate based on prevailing market conditions and we have not determined the total amount of advances we intend to draw. Nonetheless, we can estimate the number of our ordinary shares that will be issued using certain assumptions. In a registration statement which became effective in July 2004 we estimated issuing Cornell an aggregate of 5,555,555 of our ordinary shares representing the maximum number of our ordinary shares that we anticipate issuing to Cornell pursuant to the Standby Equity Distribution Agreement (excluding the 148,438 ordinary shares already issued to Cornell as a commitment fee). As of May 1, 2006, we have issued 869,947 of our ordinary shares (in addition to the 148,438 ordinary shares issued to Cornell as a commitment fee). At our recent share price of $0.59, the issuance of an additional 3,050,847 shares to Cornell would result in gross proceeds of approximately $1,800,000. These shares would represent approximately 9% of our outstanding ordinary shares upon issuance (assuming the conversion or exercise of all our currently outstanding securities into our ordinary shares).

        We will also issue Cornell a number of our ordinary shares with a value of $150,000, upon the first to occur of (i) our receipt of an aggregate of $5,000,000 pursuant to the equity line and (ii) the first advance notice to be made following the first anniversary of the Standby Equity Distribution Agreement. The number of our ordinary shares which we will issue to Cornell in this event will be based on the closing price of our ordinary shares on the public market on the date on which Cornell purchases our shares under (i) or (ii), whichever is applicable.

        You should be aware that there is an inverse relationship between our share price and the number of shares to be issued under the Standby Equity Distribution Agreement. That is, as our share price declines, we would be required to issue a greater number of shares under the Standby Equity Distribution Agreement for a given advance. Our ability to cause Cornell to advance funds under the Standard Equity Distribution Agreement is not subject to any minimum price of our ordinary shares. The issuance of a larger number of shares under the Standby Equity Distribution Agreement may result in a change of control. That is, if all or a significant block of such shares are held by one or more shareholders working together, then such shareholder or shareholders would have enough shares to assume control of our company by electing its or their own directors.

        You should also be aware that in order for us to utilize the full $10 million available under the Standby Equity Distribution Agreement, it may be necessary for our shareholders to approve an increase in our authorized share capital and for us to register additional ordinary shares. We are authorized in our Articles of Association to issue up to 40,000,000 ordinary shares. As of May 21, 2006, we had 27,562,217 ordinary shares outstanding.

        The offering price of our ordinary shares to Cornell is based on the higher of the then-existing market price or such other price as we may designate. In order to give prospective investors an idea of the dilution in our shareholdings they may experience (assuming exercise of all of the warrants that we are distributing under the warrant distribution, which are also covered under a recently filed registration statement), we have prepared the following table showing the dilution at various assumed offering prices:

Assumed Offering Price	No. of Shares to be Issued(1)	Percentage Dilution to New Shareholders

$1.50	1,200,000	3%

$1.00	1,800,000	6%

$0.75	2,400,000	8%

$0.50	3,600,000	11.5%

(1) We have registered an aggregate of 5,703,993 of our ordinary shares for issuance under the Standby Equity Distribution Agreement (including the 148,438 ordinary shares already issued to Cornell as a commitment fee).

        Cornell is an “underwriter” within the meaning of the Securities Act of 1933 in connection with the sale of ordinary shares under the Standby Equity Distribution Agreement. In addition, we issued 7,812 ordinary shares to Newbridge, a registered broker-dealer, as a placement agent fee. As such Newbridge is also considered an underwriter with respect to such shares.

DESCRIPTION OF SHARE CAPITAL

Ordinary Shares

        Our authorized share capital consists of 60,000,000 ordinary shares, par value NIS 1.00 per share. Under our articles of association, the ordinary shares do not have preemptive rights. We may from time to time, by approval of a majority of shares voting on such resolution, increase our authorized share capital.

        The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our memorandum of association or articles of association. The State of Israel does not restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

        As of May 1, 2006, 27,562,217 of our ordinary shares were issued and outstanding.

        Our shareholders approved our articles of association on February 21, 2006. Our objective as stated in our articles of association is to engage in any lawful act or activity for which companies may be organized under the Companies Law, as amended.

        Currently we have one class of outstanding securities, our ordinary shares, par value NIS 1.00 per share. No preferred shares are currently authorized.

        Holders of our ordinary shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of property after satisfaction of liabilities to creditors. Our articles may be amended by a resolution carried at a general meeting by a majority of the shares voting on such resolution. The shareholders rights may not be modified in any other way unless otherwise expressly provided in the terms of issuance of the shares.

        Our articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 days prior notice to our shareholders. No business may be commenced until a minimum quorum under law, which currently provides for two or more shareholders holding at least one-quarter of the voting rights are present in person or by proxy. A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place. At the reconvened meeting, in the event a quorum is not present within half an hour of the time fixed for the meetings commencement, then any two shareholders present shall constitute a quorum, regardless of the number of shares held by them.

        Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Companies Law pursuant to procedures established by the board of directors. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

—	amendments to our articles of association;
—	appointment or termination of our auditors;
—	appointment and dismissal of directors, other than temporary directors which may be appointed by other directors;
—	approval of acts and transactions requiring general meeting approval under the Companies Law;
—	increase or reduction of our authorized share capital;
—	any merger as provided in Section 320 of the Companies Law;
—	the exercise of the board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in Section 52(a) of the Companies Law.

        A meeting of our shareholders shall be convened by the board, at the request of any two directors or one quarter of the officiating directors, or by request of one or more shareholders holding at least 5% of our issued share capital. Within 21 days of receipt of the request, the board must convene the meeting and send out notices setting forth the date, time and place of the meeting.

The Israeli Companies Law

        The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, is defined in the Companies Law, as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title or (vii) another manager directly subordinate to the managing director.

        The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of the company’s business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

        In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the articles of association of the company provide otherwise. The transaction must not be adverse to the company’s interest. If the transaction is an extraordinary transaction, then, in addition to any approval required by the articles of association, it must also be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders.

        Agreements regarding directors’ terms of employment require the approval of the audit committee and the board of directors. In all matters in which a director has a personal interest, including matters of his/her terms of employment and compensation, he/she shall not be permitted to vote on the matter or be present at the meeting in which the matter is considered. However, should a majority of the audit committee or of the board of directors have a personal interest in the matter then:

a)	all of the directors shall be permitted to vote on the matter and attend the meeting in which the matter is considered; and
b)	the matter requires approval of the shareholders at a general meeting.

        According to the Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder require the approval of the audit committee, the board of directors and the shareholders of the company. For this purpose, the term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company. The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

        The shareholder approval must either include at least one-third of the shares held by disinterested shareholders who actively participate in the voting process, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

        Private placements in a public company require approval by a company’s board of directors and shareholders in the following cases:

—	A private placement that meets all of the following conditions:

š	The private placement will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital.

š	20 percent or more of the voting rights in the company prior to such issuance are being offered.

š	All or part of the consideration for the offering is not cash or registered securities, or the private placement is not being offered at market terms.

—	A private placement which results in anyone becoming a controlling shareholder of the public company.

        In addition, under the Companies Law, certain transactions or a series of transactions are considered to be one private placement. Any placement of securities that does not fit the above description may be issued at the discretion of the board of directors.

        Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his, her or its power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

—	any amendment to the articles of association;
—	an increase of the company's authorized share capital;
—	a merger; or
—	approval of interested party transactions that require shareholder approval.

        In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment office holder in the company is under a duty to act in good faith towards the company. The Companies Law does not describe the substance of this duty. The Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the shareholders. The vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

MATERIAL CHANGES

        Appointment of David Gal as Chairman of the Board

        On March 2, 2006, Mr. Nir Alon ceased serving as the chairman of our board of directors and was replaced by Mr. David Gal. Mr. Nir Alon continues to serve as a member of our board of directors. On February 21, 2006 our shareholders approved an agreement which provided for the terms of compensation for Mr. Gal. Under the agreement, we will pay Mr. Gal a monthly fee of $13,500 plus Value Added Tax, lease an automobile for his use, and supply him with certain other office related equipment necessary to provide us with his services. The agreement concerning Mr. Gal’s services may be terminated by either party upon providing 3 months prior written notice, and we shall pay all remuneration for such 3 month notice period. Additionally, we have granted Mr. Gal options to purchase up to 600,000 of our ordinary shares at an exercise price of $0.50 per share. One third of the options shall vest on December 31, 2006 and thereafter 2.8% of the total shares subject to the option shall vest on a monthly basis. The vesting of the options will be subject to Mr. Gal serving as the Chairman of our Board of Directors on the relevant vesting date, and he shall be entitled to exercise the options up to 5 years after the options have vested.

        Convertible Loan Agreement with Mivtach Shamir

        For a description of the agreement, see “Prospectus Summary, Recent Developments- Convertible Loan Agreement with Mivtach Shamir”.

        Acquisition of Panoptes

        For a description of the agreement, see “Prospectus Summary, Recent Developments- Acquisition of Panoptes”.

        Loan from Mizrahi Bank

        For a description of the agreement, see “Prospectus Summary, Recent Developments- Loan from Mizrahi Bank”.

        Articles of Association

        On December 29, 2005, our shareholders approved an amendment to our articles of association concerning exemption, insurance and indemnification of our directors and officers. On February 21, 2006, as a closing condition to the Convertible Loan Agreement with Mivtach Shamir, our shareholders approved the adoption of new articles of association. These changes were adopted due to changes in Israel’s business and legal environment and the entering into effect of recent amendments to the Companies Law. The new articles of association adopted following our February 21, 2006 shareholders’ meeting, include the following changes:

—	With the exception of resolutions which require the affirmative vote of a special majority pursuant to the Companies Law, all other resolutions shall be passed by an ordinary majority.
—	To the extent permitted by the Companies Law, the Board will have the ability to declare dividends (in cash or in kind) to shareholders without shareholder approval.
—	The quorum for shareholders meeting will be the minimum quorum required under applicable law.

The new articles of association are incorporated by reference into Exhibit 1.1 of this Registration Statement.

        Repayment of Promissory Note

        For a description of the agreement, see “Prospectus Summary, Recent Developments- Repayment of Promissory Note”.

        Share Purchase Agreement for the Sale of Yuravision

        For a description of the agreement, see "Prospectus Summary, Recent Developments- Share Purchase Agreement for the Sale of Yuravision".

FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS

        The Israeli Currency Control Law, 1978 imposes limitations concerning foreign currency transactions and transactions between Israeli and non-Israeli residents, which limitations may be regulated or waived by the Controller of Foreign Exchange at the Bank of Israel, through general and special permits. In May 1998, a new general permit was issued pursuant to which substantially all transactions in foreign currency are permitted. Any dividends or other distributions paid in respect of ordinary shares and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of our securities to an Israeli resident are freely repatriable into non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on (or withheld from) such payments. Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date payment is made in U.S. dollars.

        The State of Israel does not restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

LEGAL MATTERS

        Certain legal matters in connection with the offering with respect to Israeli law will be passed upon for us by Yigal Arnon & Co., Tel Aviv, Israel, our Israeli counsel. Certain legal matters in connection with this offering with respect to United States law will be passed upon for us by Ms. Amy Trombly, our United States counsel.

EXPERTS

The financial statements as of December 31, 2005 and for the year ended December 31, 2005, incorporated by reference into this prospectus from the Company's report on Form 6-K, have been audited by Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The audited financial statements of the Company and its consolidated subsidiaries as of December 31, 2004 and 2003, and for each of the two years in the period ended December 31, 2004, except as they relate to Yuravision Ltd., incorporated by reference in this prospectus from the Company's Annual Report on Form 20-F dated July 14, 2005, have been so incorporated in reliance on the report of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Yuravision Co., Ltd. as at December 31, 2004 and for the seven-month period ended December 31, 2004, have been audited by Ernst & Young Han Young, independent registered public accounting firm, as set forth in its report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Yuravision Co., Ltd.’s ability to continue as a going concern as described in Note 14 to the financial statements) which appears in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and in the Company’s report on Form 6-K dated May 31, 2006. The financial statements of Yuravision Co., Ltd., to the extent that they have been included in the financial statements of the Company for the year ended December 31, 2004, have been incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES AND
AGENT FOR SERVICE OF PROCESS IN THE UNITED STATES

        Elbit Vision Systems Ltd., is incorporated in Israel, most of our executive officers and directors and the Israeli experts named herein are nonresidents of the United States, and a substantial portion of our assets and of such persons are located outside the United States. For further information regarding enforceability of civil liabilities against us and other persons, see “Risk Factors- Israeli courts might not enforce judgments rendered outside of Israel”. It may be difficult to enforce a U.S. judgment against us, our officers and directors and some of the experts named in this prospectus or to assert U.S. securities law claims in Israel.

        We obtained all the approvals and permits required under applicable law for the distribution of the securities and for the publication of this prospectus. The securities are not being distributed in any jurisdiction where the offer is not permitted.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF
CERTAIN INFORMATION BY REFERENCE

        Foreign Private Issuer. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, as applicable to foreign private issuers. Accordingly, we file annual and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 USA. Please call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. In addition, similar information concerning us can be inspected and copied at the offices of the OTCBB Filings Department, 9600 Blackwell Road, 5th Floor, Rockville, MD 20850 USA and at the offices of the Israeli Registrar of Companies at 97 Jaffa Street, Jerusalem, Israel.

        A copy of this prospectus, our memorandum of association, our articles of association and the documents filed as exhibits (see list below), are available for inspection at our offices at New Industrial Park, Bldg 7, Yokneam, Israel.

        We customarily solicit proxies by mail; however, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

        Form F-3 Registration Statement. We have filed with the Securities and Exchange Commission a registration statement on Form F-3 under the Securities Act with respect to the ordinary shares offered in this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information that you can find in the registration statement. Some parts of the registration statement are omitted from the prospectus in accordance with the rules and regulations of the SEC. The statements we make in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, you should refer to the exhibit for a more complete description of the matter involved. The registration statement may be read and copied at the SEC’s public reference rooms as indicated above.

        Incorporation of Information by Reference. The SEC allows us to incorporate by reference the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except if it is superseded by information in this prospectus or by later information that we file with the SEC. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained or incorporated by reference in this prospectus. We incorporate by reference the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered. In addition, we may incorporate by reference into this prospectus our reports on Form 6-K filed after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) if we identify in the report that it is being incorporated by reference in this prospectus. These documents contain important information about us and our financial condition.

        The description of our securities contained in Item 1 of our registration statement on Registration Statement on Form F-1, File No. 333-03080, as amended, filed with the Commission on April 2, 1996, under the Exchange Act and any amendment or report filed for the purpose of updating that description (see “Description of Share Capital–Ordinary Shares” for a current description of the terms of our ordinary shares);

Our Reports of Foreign Private Issuer on Form 6-K, as filed:

Month	Filing Date

November	November 29, 2005
January	January 3, 25, 2006
February	February 22, 2006
May	May 31, 2006

        You may request, at no cost, a copy of any documents incorporated by reference herein, excluding all exhibits, unless we have specifically incorporated by reference an exhibit, by writing or telephoning us at:

Elbit Vision Systems New Industrial Park, Bldg 7 P.O.B. 140 Yokneam Israel Attention: Mr. Yaky Yanay, CFO

PROSPECTUS

18,355,455 Ordinary Shares

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer to sell or buy any of the securities in any state where the offer is not permitted.
You should not assume that the information in this prospectus is accurate as of any date other than the date that appears below.

_______, 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.	Indemnification of Directors and Officers

        The Israeli Companies Law- 1999, or Companies Law, provides that a company may include in its articles of association provisions allowing it to:

1.	partially or fully, exempt in advance, an office holder of the company from his responsibility for damages caused by the breach of his duty of care to the company, except for damages caused to the Company due to any breach of such Office Holder’s duty of care towards the company in a “distribution” (as defined in the Companies Law).

2.	enter into a contract to insure the liability of an office holder of the company by reason of acts or omissions committed in his capacity as an office holder of the company with respect to the following:

(a)	the breach of his duty of care to the company or any other person;

(b)	the breach of his fiduciary duty to the company to the extent he acted in good faith and had a reasonable basis to believe that the act or omission would not prejudice the interests of the company; and

(c)	monetary liabilities or obligations which may be imposed upon him in favor of other persons.

3.	indemnify an office holder of the company for:

(a)	monetary liabilities or obligations imposed upon, or actually incurred by, such officer holder in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator’s decision approved by a court, by reason of acts or omissions of such officer holder in his or her capacity as an office holder of the company;

(b)	reasonable litigation expenses, including attorney’s fees, actually incurred by such office holder or imposed upon him or her by a court, in an action, suit or proceeding brought against him or her by or on behalf of us or by other persons, or in connection with a criminal action from which he or she was acquitted, or in connection with a criminal action which does not require criminal intent in which he was convicted, in each case by reason of acts or omissions of such officer holder in his or her capacity as an office holder; and

(c)	reasonable litigation expenses, including attorneys’ fees, actually incurred by such office holder due to an investigation or a proceeding instituted against such office holder by an authority competent to administrate such an investigation or proceeding, and that was finalized without the filing of an indictment against such office holder and without any financial obligation imposed on such office holder in lieu of criminal proceedings, or that was finalized without the filing of an indictment against such office holder but with financial obligation imposed on such office holder in lieu of criminal proceedings of a crime which does not require proof of criminal intent, in each case by reason of acts of such officer holder in his or her capacity as an office holder of the company.

        The Companies Law provides that a company’s articles of association may provide for indemnification of an office holder post-factum and may also provide that a company may undertake to indemnify an office holder in advance, as described in:

i.	sub-section 3(a) above, provided such undertaking is limited to and actually sets forth the types of occurrences, which, in the opinion of the company’s board of directors based on the current activity of the company, are, at the time such undertaking is provided, foreseeable, and to an amount and degree that the board of directors has determined is reasonable for such indemnification under the circumstances; and

ii.	sub-sections 3(b) and 3(c) above.

        The Companies Law provides that a company may not indemnify or exempt the liabilities of an office holder or enter into an insurance contract which would provide coverage for the liability of an office holder with respect to the following:

š	a breach of his fiduciary duty, except to the extent described above;

š	a breach of his duty of care, if such breach was done intentionally, recklessly or with disregard of the circumstances of the breach or its consequences;

š	an act or omission done with the intent to unlawfully realize personal gain; or

š	a fine or monetary settlement imposed upon him.

        Under the Companies Law, the term “office holder” includes a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title or (vii) another manager directly subordinate to the managing director.

        The grant of an exemption, an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, an office holder of a company requires, pursuant to the Companies Law, the approval of our audit committee and board of directors, and, in certain circumstances, including if the office holder is a director, the approval of our shareholders.

        We have entered into an insurance contract for directors and officers and have procured indemnification insurance for our office holders to the extent permitted by our Articles of Association. We have never had the occasion to indemnify any of our office holders.

Item 9.	Exhibits

Exhibit Numbers	Description of Document

1.1	Articles of Association, as amended of the Registrant(1)

1.2	Memorandum of Association of the Registrant(2) (3)

4.1	Formation Agreement dated July 4, 1993, among Elbit Ltd., Yossi Barath and Hillel Avni(2) (3)

4.2	Amendment Agreement dated October 26, 1998, among Elbit Ltd., Yossi Barath and Hillel Avni(4)

4.3	Registration Rights Agreement dated February 7, 2001, between Elbit Vision Systems Ltd. and Nir Alon

*4.4	Shareholders Agreement dated February 21, 2006, among Altro Warenhandels GmbH, M.S. Master Investments (2002) Ltd., Elbit Ltd., Nir Alon Holdings GmbH, and Nir Alon.

*4.5	Shareholders Agreement dated February 21, 2006, among M.S. Master Investments (2002) Ltd., Elbit Ltd., Nir Alon Holdings GmbH, Nir Alon and M.S.N.D. Real Estate Holdings.

*5.1	Opinion of Yigal Arnon & Co.

*10.1	Agreement dated January 2, 2006, between Mivtach Shamir Holdings Ltd. and Elbit Vision Systems Ltd.

*10.2	Appendix to Agreement dated February 21, 2006, between Mivtach Shamir Holdings Ltd. and Elbit Vision Systems Ltd.

*10.3	Asset and Share Purchase Agreement dated December 27, 2005, among Panoptes Ltd., Elbit Vision Systems Ltd., ScanMaster Systems (IRT) Ltd. and Ma'aragim Enterprises Ltd.

*10.4	Amendment to Asset and Share Purchase Agreement dated February 21, 2006, among Panoptes Ltd., Elbit Vision Systems Ltd., ScanMaster Systems (IRT) Ltd. and Ma'aragim Enterprises Ltd.

*21	List of Subsidiaries

*23.1	Consent of Yigal Arnon & Co. (contained in their opinion constituting Exhibit 5.1)

*23.2	Consent of Kesselman & Kesselman

*23.3	Consent of Deloitte Brightman Almagor

*23.4	Consent of Ernst & Young Han Young

24	Power of Attorney (included on signature page hereof)

* Filed herewith.
(1)	Incorporated by reference from Exhibit A to our Form 6-K, File No. 000-28580, filed with the Commission on January 25, 2006.
(2)	Incorporated by reference from our Registration Statement on Form F-1, File No. 333-03080, as amended, filed with the Commission on April 2, 1996.
(3)	English translation or summary from Hebrew original.
(4)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2000.

Item 10.	Undertakings

     (a)        undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii)        To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

    (iii)        To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

     (2)        That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4)        To file a post-effective amendment to the Registration Statement to include any financial statements required by item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to Registration Statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i.	If the registrant is relying on Rule 430B (230.430B of this chapter):

A.	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii.	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

     (6)        That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

    (b)        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c)        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Yokneam, Israel, on May 30, 2006.

ELBIT VISION SYSTEMS LTD. By: /s/ Menashe Shohat —————————————— Menashe Shohat Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, each director and officer whose signature appears below constitutes and appoints, Yaky Yanay and Menashe Shohat or either of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments or post-effective amendments to this Registration Statement on Form F-3 and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting such attorneys-in-fact and agents, and each of them, full power and authority to do all such other acts and execute all such other documents as they, or any of them, may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ David Gal —————————————— David Gal	Chairman of the Board of Directors	May 30, 2006

/s/ Menashe Shohat —————————————— Menashe Shohat	Chief Executive Officer and Director	May 30, 2006

/s/ Yaky Yanay —————————————— Yaky Yanay	Chief Financial Officer, and Principal Accounting Officer	May 30, 2006

/s/ Jossef (Yossi) Barath —————————————— Jossef (Yossi) Barath	Director	May 30, 2006

/s/ Yuval Berman —————————————— Yuval Berman	Independent Director	May 30, 2006

/s/ Zahi Dekel —————————————— Zahi Dekel	Independent Director	May 30, 2006

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES EVS US INC By: /s/ Yaky Yanay —————————————— Yaky Yanay Date: May 30, 2006

EXHIBIT INDEX

Exhibit Numbers	Description of Document

1.1	Articles of Association, as amended of the Registrant(1)

1.2	Memorandum of Association of the Registrant(2) (3)

4.1	Formation Agreement dated July 4, 1993, among Elbit Ltd., Yossi Barath and Hillel Avni(2) (3)

4.2	Amendment Agreement dated October 26, 1998, among Elbit Ltd., Yossi Barath and Hillel Avni(4)

4.3	Registration Rights Agreement dated February 7, 2001, between Elbit Vision Systems Ltd. and Nir Alon(4)

*4.4	Shareholders Agreement dated February 21, 2006, among Altro Warenhandels GmbH, M.S. Master Investments (2002) Ltd., Elbit Ltd., Nir Alon Holdings GmbH, and Nir Alon.

*4.5	Shareholders Agreement dated February 21, 2006, among M.S. Master Investments (2002) Ltd., Elbit Ltd., Nir Alon Holdings GmbH, Nir Alon and M.S.N.D. Real Estate Holdings.

*5.1	Opinion of Yigal Arnon & Co.

*10.1	Agreement dated January 2, 2006, between Mivtach Shamir Holdings Ltd. and Elbit Vision Systems Ltd.

*10.2	Appendix to Agreement dated February 21, 2006, between Mivtach Shamir Holdings Ltd. and Elbit Vision Systems Ltd.

*10.3	Asset and Share Purchase Agreement dated December 27, 2005, among Panoptes Ltd., Elbit Vision Systems Ltd., ScanMaster Systems (IRT) Ltd. and Ma'aragim Enterprises Ltd.

*10.4	Amendment to Asset and Share Purchase Agreement dated February 21, 2006, among Panoptes Ltd., Elbit Vision Systems Ltd., ScanMaster Systems (IRT) Ltd. and Ma'aragim Enterprises Ltd.

*21	List of Subsidiaries

*23.1	Consent of Yigal Arnon & Co. (contained in their opinion constituting Exhibit 5.1)

*23.2	Consent of Kesselman & Kesselman

*23.3	Consent of Deloitte Brightman Almagor

*23.4	Consent of Ernst & Young Han Young

24	Power of Attorney (included on signature page hereof)

* Filed herewith.
(1)	Incorporated by reference from Exhibit A to our Form 6-K, File No. 000-28580, filed with the Commission on January 25, 2006.
(2)	Incorporated by reference from our Registration Statement on Form F-1, File No. 333-03080, as amended, filed with the Commission on April 2, 1996.
(3)	English translation or summary from Hebrew original.
(4)	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2000.